
05007114

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Ark Therapeutics

*CURRENT ADDRESS ______________________

**FORMER NAME ______________________

**NEW ADDRESS ______________________

FILE NO. 82- 34804 FISCAL YEAR 12-31-04

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 4/8/05

From science to markets



12-31-04
AR/S




Ark
Therapeutics

Annual report and accounts 2004

Fundamentals for growth

Ark Therapeutics is a specialist healthcare group with operations in the UK and, Finland. Ark focuses on areas of high unmet clinical need in vascular disease and cancer, where opportunities exist for effective new products to generate significant revenues. With one marketed product, three further products in late stage clinical development and an advanced pipeline of follow-on opportunities, Ark is becoming recognised for the strength of its portfolio and for the consistent progress it is making in its business operations.

Highlights

- Listing on London Stock Exchange raised £55 million
- Kerraboot® received UK Drug Tariff Listing at a reimbursement price of £14
- Kerraboot® UK sales showed steady upward trend in first six months of primary care promotion
- Second safety and efficacy study for Cerepro™ showed mean patient survival time increased by 80% in malignant glioma
- Trinam® received Orphan Drug Designation in the EU
- First international out-licensing deal signed with Teva Medical for Kerraboot® in Israel
- EG005 Phase II in lipodystrophy completed enrolment
- Finnish manufacturing facility received Good Manufacturing Practice certification (cGMP)
- Named patient supplies of Vitor™ made available at request of investigators for patients completing Phase III study
- Cash of £47 million at 31 December 2004

Post year-end events

- Patent for Trinam® granted by European Patent Office

Contents

2 Chairman's and Chief Executive's review
6 Board of Directors
8 Product update
12 Financial review
13 Corporate governance
17 Remuneration report
23 Directors' report
25 Statement of Directors' responsibilities
26 Independent Auditors' report
27 Consolidated profit and loss account
28 Group and Company balance sheets
29 Consolidated cash flow statement
30 Notes to the financial statements
46 Notice of Annual General Meeting
48 Shareholder information

From pipeline to products

Marketed

Phase III

Phase II

Preclinical

Kerraboot®

Wound management device
Foot and leg ulcers
Launched in UK, CE Marked
US approved

Cerepro™

Gene-based medicine
Operable malignant glioma
Orphan Drug Status
(FDA and EMEA)
Phase II completed
EMEA exceptional
circumstances filing
planned H1 2005

Vitor™

Small molecule
Cancer-related cachexia
Fast Track Designation (FDA)
Phase III results in H2 2005

Trinam®

Gene-based medicine
Haemodialysis access
Orphan Drug Status
(FDA and EMEA)
Phase II results in H2 2005

EG005 Lipodystrophy

Small molecule
Lipodystrophy syndrome
in HIV patients
Phase II results in H1 2005

Scavidin®

DNA-based drug
targeting system
Potential wide drug
delivery application
Completing proof of
concept studies

BacV™

Baculovirus-based,
fast functional
genomics system
Proof of concept
completed

An exciting, late stage portfolio supported by strong pre-clinical candidates, all emanating from Ark's scientific and development expertise

Chairman's and Chief Executive's review

2004 – a year of substantial progress and achievement

We are very pleased to report that 2004 was a most successful year for the Ark Group. In the first quarter, we completed our initial public offering on the London Stock Exchange, raising £55 million and we have gone on to achieve some very notable milestones during the rest of the year. For example, we brought our first product, Kerraboot®, to the primary care market in the UK and completed our first international out-licensing deal for that product. We achieved certification of our biologics manufacturing facility in Finland, as well as progressing all our other lead products in later stage clinical development. We were also pleased to introduce named patient supplies in response to investigator requests in our Vitor™ Phase III study (cancer-related cachexia) and our EG005 Phase II programme (lipodystrophy syndrome), to allow patients completing those trials to continue on active therapy. Our follow-on clinical portfolio has continued to show good progress, as have our research teams working on the earlier stage baculoviral and Scavidin® programmes.

Overall, we have made substantial progress in all aspects of our business and finished the year with strong cash reserves (£47 million), having demonstrated that we are delivering on key milestones in this, our first year as a public company. The results for the year reinforce our belief that we are well placed to achieve our goal of becoming one of the successful new breed of diversified healthcare companies servicing areas of high clinical need in hospital and specialist medicine.

Kerraboot® - a novel device for the management of leg and foot ulcers

Launched in the UK and international commercialisation commenced

Early in the year, we were encouraged to see initial orders being placed directly by hospitals through PASA, the NHS Purchasing and Supply Agency. UK Drug Tariff Listing, enabling the product to be prescribed in primary care, was achieved in May at a price above analysts' expectations, and in June our newly-recruited sales force commenced selling into hospitals and primary care. Since then, UK sales and market share have shown a steady upward trend, despite some anticipated seasonal slowing over the Christmas holiday period. Sales doubled between the third and fourth quarter.

We also completed a primary care-based post-marketing comparative study with results showing that the product met its primary endpoint of healthcare worker and patient acceptability, with the significant additional finding that the overall healing profile of ulcers was better with Kerraboot® than with the standard care dressing. Company sales representatives report a high level of interest in this novel product with clinical successes in all types of ulcers, including some of the most difficult cases.

We achieved our goal of all three of the main UK wholesalers stocking the product by the end of 2004. We were also pleased to report that following the 2004 tendering initiative in the UK, Kerraboot® was selected for inclusion in the new NHS Framework Agreement[1] for the provision of Advanced Wound Care Products to hospitals throughout England without price modification.



Focused and cost-effective scientific research is poised to deliver new programmes to the clinical portfolio



Ark's strategy is to target specialist areas of medicine with high unmet need

[1] Framework Agreements, established by the NHS Purchasing and Supply Agency (PASA) which acts for the NHS Logistics Authority, are aimed at reducing costs in high expenditure categories in the NHS.

In response to market feedback, the Company plans to introduce three new versions of the product during 2005: an extra large size, a non-see through boot and a super-absorbent version for high exudate cases. Internationally, we will build on our first out-licensing success, the agreement with Teva for Israel, and negotiations are progressing well with potential licensees in other major markets. We are excited by the sales potential and value to the Company of this innovative product.

Cerepro™ for operable malignant brain cancer

Moving forward with this pioneering treatment

We presented the full results of the second safety and efficacy study of Cerepro™ in malignant glioma in June. Results showed an almost doubling of mean survival time, confirming the findings of the previous Phase II safety and efficacy study. In the third quarter we completed the 'top up' toxicology study agreed during our ongoing discussions with the EMEA, enabling us to update the pre-clinical dossier. Other milestones included approvals for the further development of Cerepro™ from both national agency and gene therapy advisory committees in seven of the nine countries participating in the next study. This is enhancing confidence in Ark's handling of the complex regulatory pathway for the development of gene-based medicines.

Certification in November of our manufacturing facility by the Finnish National Agency of Medicines was a very significant achievement. Amongst other things, this allows us to produce clinical supplies of Cerepro™ for the corroborative study and to start finalising the chemistry and manufacturing dossier for the EMEA. This is required as part of our expected submission in the first half of 2005 for Cerepro™ to be considered for approval under exceptional circumstances in Europe.

With the progress made in 2004, we believe that Cerepro™ remains on track to become one of the world's first commercially available gene-based medicines.

Vitor™ for cachexia of cancer

Interesting new mode of action data: enrolment in Phase III trial nears completion

Enrolment into the Phase III study accelerated markedly in the second half of the year after we opened further centres in Eastern Europe. Completion of enrolment is expected around the end of this quarter. The Drug Safety Monitoring Board continued to advise that no side effects had been reported that might give rise to concern as to the safety of the product.

Furthermore, the research elucidating the way Vitor™ works in preventing muscle cell breakdown in cachexia received recognition at the 2004 Multi-National Association of Supportive Care in Cancer (MASCC) conference in the USA, where our research collaborators (Professor Tisdale and his team at Aston University, Birmingham) won one of the Investigator of the Year Awards.

The Company also announced in December its agreement to supply Vitor™ to named patients at the request of Canadian, US and UK investigators, so that patients completing the trial could continue on active therapy.

Trinam® treatment to prevent haemodialysis access surgery complications

'First-time into man' approval and first patients successfully treated in Phase II study

In the first half of 2004, Trinam® achieved a milestone Ethics Committee approval in the US, clearing the 'first-time into man' hurdle and, consequently, we were able to open the Phase II study for patient recruitment. The first treatment of a patient with Trinam® took place in May and at the end of 2004 five patients had been treated at Duke University, with four going on to successful haemodialysis and the other having a successful kidney transplant. Further centres have now been opened in Miami, where the first patient is awaiting treatment and Norfolk, Virginia where screening has commenced. To date no safety issues of concern have arisen. The Company expects to report initial results around the end of 2005.

Trinam® received EU Orphan Medicinal Product Designation in June, in addition to the US Orphan Designation previously granted and we announced recently that the European Patent Office has granted the patent.

Follow on products

EG005 - full enrolment of the EG005 Phase II study in HIV positive-related lipodystrophy syndrome occurred in November and we remain encouraged that the majority of patients completing the blinded three month placebo controlled phase of the study elected to go into the one year open label extension phase. Almost all patients completing the one-year extension have requested to continue treatment on a named-patient basis and we were pleased to respond to those requests and make the product available. If the Phase II results expected in the first half of 2005 are favourable, the Company intends to move the product into its lead portfolio.

EG010 is a diagnostic test measuring oxidised low density lipoproteins present in blood as a marker to assess a patient's risk of having a heart attack. Trials to date have shown high prediction levels. The product is currently undergoing stability testing and is likely to be one of the first tests to comply with the latest European 'equivocal zone' regulations, having its own internal controls to increase its accuracy. CE-marking is expected in the first half of 2005.

Pre-clinical

The business model employed by Ark for sourcing pre-clinical candidates, combines academia and industry in a way which is proving highly cost-effective. We have made good progress with both our versatile baculoviral vector and functional genomics programmes, as well as with Scavidin®, our targeted drug delivery platform. We also have interesting early evidence that our Neuropilin 1 antagonist programme inhibits migration of tumour cells. Given the results we have achieved to date, we intend to continue to employ this successful and cost-effective approach to primary research both to advance our existing programmes and to make new discoveries.

Manufacturing – on track

During the first half of 2004 we completed the structural work to upgrade our Finnish manufacturing facility to Phase III/commercial supply. Validation continued throughout the second half of 2004 and we achieved our principal goal of certification of the facility in November. The Company intends to continue to invest in its manufacturing capabilities for Cerepro™ and Trinam® production.

Board and management – strengthening

David Prince, the former CFO of Cable and Wireless, joined the Board in May as a Non-Executive Director and took up the position of Chairman of the Audit Committee. David is an experienced director who, with his strong track record in financial management, is making a valuable contribution to the business. The Company is currently interviewing for an additional Non-Executive Director with international biotech/pharmaceutical experience.

In April, Nick Plummer joined us from the law firm Ashurst as Legal Counsel and Company Secretary, further strengthening our senior team.

Simultaneous with the IPO, Professor John Martin and Dr Kalevi Kurkijarvi resigned from our Board as part of the restructuring in connection with becoming a public company. John Martin remains deeply involved in the business as Chief Scientific Officer and a member of the executive team. Both gave generously of their time and on behalf of the Board and our shareholders we thank them for their significant Board contributions to our success to date.

Prospects

The year ahead of us will be an exciting one. We expect to build on the significant progress we have made since the IPO as we continue the transition from a company focused on research and development to a commercial, revenue-generating business. In particular, we intend to continue to develop the UK sales and international commercialisation of Kerraboot® and we expect to report whether or not the EMEA is prepared to consider Cerepro™ as a candidate for approval under exceptional circumstances. We anticipate reaching key clinical milestones in all our lead products.

All those involved in the Company, both in the UK and Finland, have put in a tremendous effort over the last year. As a result, we have achieved some of the most significant milestones in the history of the Company, whilst at the same time Ark has made the transition to a public company. We are most grateful to all of our staff for their dedication and accomplishments.

Much has also been achieved in furthering the strategic shift towards effective product exploitation. This, combined with Ark's significant strength in research and development, underpins our confidence in the Company's potential in 2005 and beyond.





Dennis Turner
Chairman

Dr Nigel Parker
Chief Executive Officer

15 March 2005

Expertise on board

Ark's innovative products and business model are driven by proven international management and world-leading science

Directors

Dennis Turner
Non-Executive Chairman
Dennis Turner, aged 62, joined Ark as Non-Executive Chairman in 1999. Most of his career has been spent creating, financing and building international companies in the medical and pharmaceutical services sectors. Most recently he was Chairman and Chief Executive Officer of Pharmaceutical Marketing Services Inc. and Walsh International Inc. (both NASDAQ listed) and a Non-Executive Director of International Biotechnology Trust (LSE). Mr Turner is a member of the Remuneration and Nomination Committees.

Dr Nigel Parker
Chief Executive Officer
Dr Nigel Parker, aged 51, has been Chief Executive Officer of Ark since 1998 and is responsible for the strategy and development of the Group. A graduate in life sciences, he has over 25 years' experience in the pharmaceutical business, where he has undertaken senior international management roles in companies such as Teva Pharmaceuticals Limited and Pharmaceutical Marketing Services Inc.

Martyn Williams
Chief Financial Officer
Martyn Williams, aged 53, has been Chief Financial Officer of the Company since 1998. Prior to that he was the Chief Financial Officer of Walsh International Inc. In April 1996, he was a key member of the team responsible for the completion of the initial public offering of that company on NASDAQ. He has over 20 years' experience in senior financial positions in international businesses.

Professor Seppo Ylä-Herttuala
Consultant Director of Molecular Medicine, Non-Executive Director
Professor Seppo Ylä-Herttuala, aged 48, was one of Ark's co-founders in 1997. Since 1995, he has developed the University of Kuopio's Gene Therapy Unit which is one of the most active centres in Europe, with experience in ten human gene therapy trials to date. As a world-renowned expert in gene expression technology and the pathogenesis of vascular diseases, he brings invaluable knowledge to the Group. His experience includes pioneering work in vascular gene therapy, where he performed the first adenoviral gene transfers to human peripheral arteries.

Peter Keen
Non-Executive Director
Peter Keen, aged 47 is Chief Financial Officer of Arakis Limited, a Cambridge based biopharmaceutical company. Until February 2003 he was UK Managing Director and one of the founders of Merlin Ventures Limited, the company which co-founded Ark in 1997. He has over 20 years' experience of financial management in biotechnology companies, and is a non-executive director of the Finsbury Life Sciences Investment Trust plc.

Dr Wolfgang Plischke
Non-Executive Director
Dr Wolfgang Plischke, aged 53, is a Non-Executive Director and a member of the Audit Committee, having been appointed to the Board in December 2003. Dr Plischke is a member of the Bayer Healthcare Executive Committee and President of the Global Pharmaceuticals Division of Bayer.

David Prince
Non-Executive Director
David Prince, aged 53, is a Non-Executive Director and Chairman of the Audit Committee. He was appointed to the Board in May 2004. Mr Prince was until recently Group Finance Director of Cable and Wireless. Prior to this he held Board positions at PCCW, as Group Chief Financial Officer and Hong Kong Telecom as Deputy CEO and Group Finance Director. He also holds a non-executive board position at Adecco SA.

Sir Mark Richmond
Non-Executive Director
Sir Mark Richmond, aged 74 is a Non-Executive Director, senior Independent Director, Chair of the Nomination Committee and the Remuneration Committee and a member of the Audit Committee. Sir Mark was appointed as a Non-Executive Director of Ark in 1997. He was formerly Group Head of Research at Glaxo SmithKline plc. He also holds non-executive board positions at OSI Pharmaceuticals Inc., Targeted Genetics, Inc., Genentech Inc., Cytos AG, Paratek Pharmaceuticals Inc. and Sosei Limited.

Senior management

Dr Alan Boyd
Director of Research and Development

Dr Alan Boyd, aged 50, joined Ark as Director of Development in 1999. He was previously Head of Medical Research for Zeneca Pharmaceuticals and has over 20 years' experience in all phases of drug development across a number of therapeutic areas. A graduate in Biochemistry and Medicine, Dr Boyd is a board member and fellow of the Faculty of Pharmaceutical Medicine, Royal College of Physicians.

Paul Higham
Director of Commercial Development

Paul Higham, aged 42 has extensive operational and strategic commercial experience in the pharmaceutical industry. He worked as General Manager of Bayer (Pharmaceuticals), Sweden and Denmark, and as International Commercial Director/VP, across a number of therapy areas at Glaxo Wellcome plc before joining Ark in 2001.

Professor John Martin
Chief Scientific Officer

Professor John Martin, aged 61, is Chief Scientific Officer at Ark and was one of Ark's co-founders in 1997. He is a practising cardiovascular physician and holds a British Heart Foundation chair at UCL. A Vice President of the European Society of Cardiology since 2001, he is a past chairman of the Expert Cardiovascular Committee in DG XII at the European Commission and an editorial member of the journal "Circulation".

Nick Plummer
General Counsel and Company Secretary

Nick Plummer, aged 34, joined Ark in April 2004, having worked for the previous eight years at the international law firm Ashurst, as a solicitor specialising in corporate law, gaining a wide knowledge of corporate and commercial issues in both domestic and international fields.



Scientific Advisory Board

Ark has established an advisory board of physicians and scientists to advise it on scientific and technical matters relating to the business. The Scientific Advisory Board meets twice a year or more frequently by request. Its members include:

Dr John Gordon PhD, ScD
Chairman

Dr Gordon, previously Chairman of the European Vascular Biology Association, has wide-ranging experience at board level of managing both quoted and unquoted biotechnology companies.

Professor Göran K Hansson MD, PhD Vice Chairman

Professor Hansson is Professor of Cardiovascular Research at the Centre for Molecular Medicine at the Swedish Karolinska Institute. He is also the Chairman of the Nobel Committee for Physiology and Medicine.

Fuller details of the Scientific Advisory Board members can be found on the Ark website.

Professor Peter L Weissberg MD, FRCP (Lond), FRCP (Ed), FESC

Professor Weissberg is the British Heart Foundation Professor of Cardiovascular Medicine at the University of Cambridge and consultant cardiologist at Addenbrooke's Hospital, Cambridge.

Dr John Fromson BSc, PhD

Dr Fromson has worked for over 30 years in the pharmaceutical industry, primarily in the area of drug development. He was formerly UK Research Director of Hoechst Pharmaceuticals.

Bruce Mackler BA, MS, PhD, JD

Mr Mackler, a member of US state and federal bars, has 24 years' experience in the area of drug registration with the FDA.

Professor Anthony D Dayan MD, FRCP, FRCPath, FFPM, FFOM

Professor Dyan is Emeritus Professor of Toxicology, University of London, and has an extensive international consulting practice in pharmaceutical, biotechnological and industrial toxicology. He has served on the UK Medicines Control Agency and is currently a member of the UK Gene Therapy Advisory Committee.

Kerraboot® a giant stride in ulcer management

There are an estimated 1.3 million patients every year in the US and Europe suitable for treatment with Kerraboot®



Kerraboot® is proving to be effective in treating foot and leg ulcers in both hospitals and primary care



The benefits of Kerraboot® are readily understood by health care professionals

Product update

Kerraboot® – delivering significant clinical benefits in practice

Kerraboot® is a novel wound dressing device for leg and foot ulcers. It has achieved a CE mark in Europe and has been listed with the FDA, allowing it to be marketed in the US. Ark launched the product in the UK in May 2004, having obtained Drug Tariff Approval.

Clinical condition

Leg and foot ulcers are difficult to heal and in the most severe cases can lead to amputation. They can be caused initially by local problems in blood vessels or nerve damage and they are frequently associated with patients who suffer from diabetes.

Kerraboot® in practice

Kerraboot® offers significant benefits in terms of savings of nurse time, less painful procedure on dressing changes and reduction of odour. In clinical studies carried out to date, both patients and healthcare workers rated Kerraboot® significantly better than the previous dressings they had been used to.

Compared to a standard treatment (Allevyn®) the benefits seen with Kerraboot® were in reduced dressing time (approximately 70%), ease of use and improvements in quality of life indicators. The overall healing profile of the Kerraboot® group was better and greater improvements were also noted in pain reduction and stress indicators.

Next steps

In response to market feedback we plan to introduce three new versions of the product during 2005, an extra large size, an opaque version and a super-absorbent version for highly exudative wounds.

Commercialisation

We have launched Kerraboot® in the UK and are preparing to launch in Israel, through Teva. We are currently in discussion with commercialisation partners for the US, certain European countries and for other markets in the rest of the World.

Cerepro™ – impressive Phase II results achieved

Cerepro™ is a gene-based medicine which 'harnesses' healthy brain cells to destroy cancer cells that attempt to proliferate. It is being developed for the treatment of patients with operable high-grade glioma, a type of malignant brain tumour where the average survival period for patients, once diagnosed, is about eight months. Cerepro™ is given in addition to standard surgery and radiotherapy/chemotherapy.

Development status

Cerepro™ has been granted Orphan Drug Status by the European Committee for Orphan Medicinal Products and by the FDA in the US. It has completed three clinical trials. The results of the third study were presented at the American Society of Gene Therapy in June 2004 and published in Molecular Therapy. Cerepro™ demonstrated an 80% increase (p=0.0095) in mean survival, (seven month extension of life) compared with standard care. Cerepro™ was well tolerated overall and there was no evidence of deterioration in the patient's quality of life, or of an increased dependency on drug maintenance.

Manufacturing

Cerepro™ is manufactured in the Group's facility in Kuopio, Finland, which received Good Manufacturing Practice certification from the Finnish National Agency for Medicines in November 2004. Following the facility certification, Ark has commenced the process of clinical manufacture.

Next steps

Ark has met with and received advice from the EMEA on the potential for filing in the EU for marketing approval under "exceptional circumstances" provisions and on a protocol design for a Phase III or Phase IV corroborative study (150-250 patients), the latter being needed if an "exceptional" approval were given. Ark plans to commence the next clinical study around mid-year as well as to give an update on progress with the EMEA filing.

Commercialisation

Malignant glioma is treated by a relatively small number of neuro-surgeons in the US and Europe in a limited number of specialist surgical centres. We plan to market Cerepro™ with a highly targeted sales force in the US and key European countries. With regard to other territories, we intend either to out-license the product or enter into distribution agreements.

Vitor™ – Phase III results expected in 2005

Vitor™ is an oral, small molecule therapy for the treatment of muscle wasting (cachexia), a secondary, often fatal, condition commonly seen in patients with cancer.

Muscle wasting occurs frequently amongst patients with all types of solid tumours and also occurs in patients with other diseases including heart disease, liver cirrhosis and AIDS. In cancer, muscle wasting is often reported as the final cause of death.

Development status

Vitor™ is currently in a 160 Phase III clinical trial for cachexia in cancer in the US, Canada and Europe and has been awarded Fast Track Designation by the FDA.

To date no safety issues of concern have arisen and at the end of 2004 the study was well progressed with 125 patients recruited. In November 2004 the Company agreed to supply Vitor™ on a named patient basis specifically for patients completing the trial in the US, Canada and the UK.

Next steps

The Company expects to complete recruitment of the Phase III study around the end of H1 2005, giving a target date for results early in the second half of the year. If the Phase III trial meets its end points, the Company would expect to be in a position to file a marketing application in Europe towards the end of the year.

Commercialisation

Ark plans to seek co-promotion partners in the US and Europe to achieve maximum market penetration. With regard to other target territories, we intend initially to out-license the product.

Trinam® – a novel approach to a life threatening problem

Trinam® consists of a local delivery device and a gene-based medicine and is being developed to prevent the blocking of veins and arteries that frequently occurs after vascular surgery. The blocking is normally caused by an overgrowth of muscle cells occurring in the wall of the otherwise healthy blood vessels. Known as intimal hyperplasia, this is a significant problem as it can cause a complete blockage (*de novo* stenosis) of the blood vessel which usually results in the need for further surgery to avoid serious complications. The initial target market is haemodialysis graft access surgery for patients who have kidney failure.

Development status

Trinam® has received Orphan Drug Status in the US and in Europe. An ascending dose Phase II trial in up to 20 patients is being conducted in the US at Duke University in North Carolina and at hospitals in Miami, Florida and Norfolk, Virginia. Recruitment commenced in June 2004 and to date there have been no safety issues of concern.

Next steps

Enrolment into the Phase II study is expected to continue into the second half of 2005 and preliminary results are expected around the end of the year.

Commercialisation

Ark plans to commercialise Trinam® using its own sales force or contract sales organisations to target specialist haemodialysis centres in the US and key European countries. Elsewhere, we intend to out-license the product.

EG005 Lipodystrophy – Phase II results expected in first half of 2005

EG005 is an oral therapy for the treatment of a fat metabolism disorder, known as lipodystrophy syndrome, which affects HIV-positive patients receiving highly active anti-retroviral therapy ("HAART"). Lipodystrophy syndrome is characterised by the loss of body fat on the face and limbs and its redistribution to the abdomen and back. There are also additional serious metabolic abnormalities that occur with the fat redistribution - notably changes in lipid, insulin and glucose metabolism associated with an increase in acid levels in the blood (lacticacidosis).

Development status

Two human studies have been initiated. The first investigative clinical study (40 patients) was designed to gain an understanding of any natural variance in the disorder between patients with different genetic make-ups and to investigate the relationship between Angiotensin II serum levels (believed to be a key indicator) and the condition. The results showed patients with lipodystrophy had double the Angiotensin II levels that would normally be expected.

The second study is a 50 patient Phase II study to explore initial human efficacy and safety. The study consists of a placebo controlled blinded three month study, after which patients may elect to go onto a one year open label phase. The study was fully recruited in November 2004 and the majority of patients elected to go on the extension phase. No safety issues have arisen to date. Notably, most patients completing the one-year extension study to date have requested to continue their therapy and consequently the Company has agreed to make it available on a named patient basis.

Next steps

The Phase II study is expected to report in the first half of 2005. The Company will then decide on the next steps for development and the commercialisation strategy.



Cerepro™ has been developed to treat malignant glioma, a devastating condition where most patients die within one year of diagnosis



In a Phase IIb Study, Cerepro™ significantly increased survival time while maintaining patient quality of life



Cerepro™ a life enhancing blueprint

A gene-based medicine which harnesses healthy brain cells to destroy residual cancer cells as they attempt to proliferate. Clinical studies with Cerepro™ have shown an almost doubling in survival time

Financial review

Overview

We report a loss for the year ended 31 December 2004 of £12.8 million (2003: £8.1 million). The Group's losses have increased in the year principally as a result of the progression of its lead products through the clinical development process, together with increased investment in the Group's advanced biologics manufacturing facilities and expanding Kerraboot® sales and marketing infrastructure.

Following the Company's initial public offering in March 2004, cash and liquid resources at 31 December 2004 totalled £47.3 million (2003: £9.2 million), a level of funding which will enable the Group to progress with confidence its lead products through the final stages of development and support the continued roll-out of Kerraboot®.

Results of Operations

Turnover

Revenues of £0.15 million were recorded in 2004 (2003: £0.002 million), all of which related to Kerraboot®. Full UK commercial launch of Kerraboot® took place in the second quarter following UK Drug Tariff listing of the product and the recruitment of the Group's initial sales force.

Research and development expenses

Ark conducts research laboratory work at its facilities in Kuopio, Finland and at University College London and through a specialist chemistry sub-contractor. Clinical studies are generally carried out by approved clinical organisations within Europe and North America under the close supervision of senior project managers employed by the Group. The Group has continued investment in its biologics manufacturing facilities in Kuopio, which achieved certification by the Finnish National Agency of Medicines in November 2004. Research and development expenditure in 2004 was £9.1 million (2003: £5.4 million), reflecting the higher level of late stage clinical trial activity and the continued investment in the biologics manufacturing facility in Finland. Expenditure increased as good progress was made in the Phase III clinical study for Vitor™, as the Phase II Trinam® study opened for patient recruitment and as initiation costs for the Cerepro™ Phase III/IV study were incurred.

Sales and marketing costs

Selling, marketing and distribution costs for the period were £1.3 million (2003: £0.3 million). These costs related to the launch of Kerraboot®, including sales force expenses and marketing activities.

Administrative expenses

Administrative expenses for the period were £5.7 million (2003: £3.6 million), reflecting the general increase in Group activities and the additional managerial and administrative support for the growing research and development and sales activities. In addition, increased costs as a result of being a listed company and additional costs associated with the IPO were incurred.

Net interest receivable

Net interest receivable comprises the interest income generated from cash invested in overnight deposits. In the year ended 31 December 2004 the Group had interest receivable of £2.0 million (2003: £0.5 million) on cash deposits, reflecting the increased level of cash following the IPO.

Taxation

There were no corporation tax charges for the year under review due to the incidence of tax losses. The R&D tax credit for the year ended 31 December 2004 was £1.2 million (2003: £0.7 million), reflecting the increased investment in research and development in the year.

Liquidity and capital resources

The net cash used by operating activities for the year was £14.1 million (2003: £8.1 million) resulting principally from the Company's increased expenditure on product development, manufacturing and sales and marketing activities during the year. Ark's net cash outflow for capital expenditure was £0.4 million (2003: £0.3 million). The capital expenditure in both years was incurred, principally, for upgrading the Group's biologics manufacturing facilities in Kuopio, Finland.

Ark's net cash inflow from financing activities was £50.7 million (2003: £0.2 million) following the IPO in March 2004, which raised £50.4 million net of expenses. Interest received on cash deposits was £1.9 million (2003: £0.5 million).

The Board has implemented an investment policy governing the investment of the Company's cash resources, under which the primary objective is to invest in low risk cash or cash equivalent investments to safeguard the principal, ensuring that these resources remain available to fund the Company's operations while still seeking to maximise returns.

International Accounting Standards

The Group is required to adopt International Financial Reporting Standards and International Accounting Standards for the financial year ending 31 December 2005. The most significant impact for the Group is likely to be the adoption of IFRS 2, "Share Based Payment", which requires the fair value of equity based compensation to be recognised in the Group's profit and loss account.

The Group believes it will be fully prepared to adopt IFRS beginning with its 2005 financial statements.



Martyn Williams
Chief Financial Officer

15 March 2005

The Company believes that an effective system of corporate governance underpins the achievement of its corporate aim to deliver shareholder value. In this Annual Report, the Board is reporting formally on its compliance with the new Combined Code on corporate governance (published in July 2003) (the "Code") which is appended to the Listing Rules of the Financial Services Authority. The Board recognises that it is accountable to shareholders for the Company's standard of governance and seeks to demonstrate how the principles of good governance advocated by the Code have been and continue to be applied in practice within the Company.

Statement of compliance with the Code of Best Practice

From 8 March 2004, being the date on which the Company listed on the London Stock Exchange (the "IPO"), to 31 December 2004 the Company has been in compliance with the provisions set out in section 1 of the Code, save in relation to Provision B.1.3 concerning the granting of share options to Non-Executive Directors ("NEDs").

Whilst the Code discourages the granting of share options to NEDs, it nevertheless acknowledges that such grants may be appropriate in a particular company's circumstances. For the reasons set out below, the Board is of the view that the granting of share options to NEDs remains appropriate for the Company.

As stated by the Company in its IPO Listing Particulars, the Company's current policy is to grant NEDs share options (in addition to fees) as part of their remuneration package, through the Company's Non-Executive Directors' Share Participation Plan. This is considered to be essential to secure the recruitment and retention of high calibre NEDs with the appropriate experience and international perspective in the context of the Company's stage of international development (in particular with a view to accessing the US market).

Statement about applying the Principles of Good Governance

The Company has applied the Principles of Good Governance set out in section 1 of the Code by complying with the Code of Best Practice save as reported above. Further explanation of how the principles have been applied is set out below and, in connection with Directors' remuneration, in the Directors' remuneration report.

The role of the Board

The Code requires every company to be headed by an effective board, which is collectively responsible for the success of the company. The Company has implemented a policy setting out which matters are reserved for the decision of the Board, which includes responsibility for strategy and overall management of the Company, items of major capital expenditure, approval of annual and interim reports, accounts, budgets (including performance against budget), changes to the structure, size and composition of the Board and determination of the remuneration policy of Directors and senior management. This policy also identifies those matters where full delegation to a Board Committee is not normally permitted, as a final decision on the matter is required to be taken by the whole Board. Matters which the Board considers suitable for delegation are contained in the terms of reference of its Committees.

The Board considers that it has shown its commitment to leading and controlling the Company by meeting on a regular basis throughout the year and conducting annual strategy and budget reviews, each at separate Board meetings.

Division of responsibilities between Chairman and Chief Executive

The Board has shown its commitment to dividing responsibilities for running the Board and running the Company's business by: appointing Dennis Turner as Non-Executive Chairman; naming Sir Mark Richmond as senior independent Director; establishing an executive management team under the leadership of the Chief Executive, Dr Nigel Parker; and establishing a procedure whereby the executive management team reports formally to the Board at each Board meeting.

Board balance

The Code requires a balance of Executive Directors and NEDs (and in particular independent NEDs) such that no individual or small group of individuals can dominate the Board's decision taking. A smaller company, such as Ark, must have at least two independent NEDs. Six of the eight current Board members are NEDs, four of whom the Board considers to be independent. The senior independent Director is Sir Mark Richmond. The NEDs come from diverse business backgrounds and each has specific expertise, materially enhancing the judgment and overall performance of the Board. The Company is currently seeking to appoint an additional NED.

Independence of NEDs

As explained in the statement of compliance above, in order to assist in securing the recruitment and retention of high calibre NEDs, the Company has historically remunerated NEDs in the form of options to acquire shares in the Company, in addition to fees.

The holding of share options by NEDs could, amongst other things, be relevant in determining whether a NED is independent. After detailed consideration, the Board has determined that it does not believe that the holding of share options by its NEDs impacts on their independence in character and judgment. Options granted to NEDs are not subject to any performance conditions and the number of shares which may be acquired on the exercise of an option is solely dependent on the NED's period of service with the Company.

Corporate governance continued

Other factors that may reflect on the independence of a NED include any material business relationships with the Company. Sir Mark Richmond provides ad hoc consultancy services to Nomura International plc (a shareholder of the Company) for at least 10 days a year. The Directors do not consider this arrangement compromises his independence because it is not related to his role in the Company and he has not at any time represented Nomura on the Board. The Board considers that neither the terms of the consultancy nor the fees payable thereunder will in any way affect Sir Mark Richmond's independent judgment.

Dr Wolfgang Plischke was Nomura's nominee Director from November 2003 to 8 March 2004 (the date of the IPO) and is also Chairman of the Board of Management of Bayer Healthcare AG. Since the IPO, Dr Plischke has had no further responsibilities to Nomura in respect of the Company, although he continues to provide advisory services to Nomura not related to the Company. The Directors believe that Dr Plischke's relationship with Nomura and his employment with Bayer are not material to his current role with the Company and will not affect his independent judgment.

Having reviewed the Code, the Board considers that in Dennis Turner the Board has a Chairman who remains independent (having met the criteria of independence referred to in Provision A.3.1 of the Code on his appointment, 8 March 2004) in light of the recentness of his appointment. The Company will review this position in the coming year and is seeking to appoint a further independent NED.

The Board has therefore determined that Sir Mark Richmond, Dr Plischke and Dennis Turner (together with David Prince) meet the independence criteria set out in the Code.

The Board Committees

The Board has established a Remuneration Committee, a Nomination Committee and an Audit Committee, whose make-up complies with the requirements of the Code. The terms of reference of each Committee can be downloaded from the Company's website.

The Remuneration Committee

The Code requires that, in the case of a smaller company, the Remuneration Committee consists of at least two independent NEDs. Sir Mark Richmond chairs the Remuneration Committee, and its other member is Dennis Turner. An additional independent NED will, once appointed to the Board, become the Chairperson of the Remuneration Committee. The Committee has responsibility for making recommendations to the Board on the Company's policy on the performance evaluation and remuneration of Directors and for determining, within agreed terms of reference, specific remuneration packages for each of the Directors and members of senior management, including pension rights, any compensation payments and the implementation of executive incentive schemes. The Committee met three times during the reporting period and the Board can confirm full attendance by all member Directors. The Committee plans to meet at least twice a year in future.

The Nomination Committee

The Nomination Committee leads the process for Board appointments and makes recommendations to the Board. The Code recommends that a majority of members of the Nomination Committee are independent NEDs. Sir Mark Richmond chairs the Nomination Committee, and its other members are Dennis Turner and Dr Nigel Parker. Following the appointment of the additional independent NED, he or she will become a member of the Nomination Committee. The Nomination Committee meets at least once a year or more if necessary and has responsibility for considering the size, structure and composition of the Board, retirements and appointments of additional and replacement Directors and making appropriate recommendations to the Board. It met once during the reporting period to recommend the appointment of David Prince as a Director.

The Audit Committee

The Code recommends that the Board should establish an Audit Committee of at least three independent NEDs, one of whom has recent and relevant financial experience. The Company complies with these recommendations. David Prince was appointed Chairman of the Committee on 26 May 2004 and the other members are Dr Wolfgang Plischke and Sir Mark Richmond. The Audit Committee has met twice between the IPO and year end and intends to meet not less than three times a year for future full years. The Board can confirm full attendance by all member Directors except for one meeting when one Director was unable to attend. A detailed report on the duties of the Audit Committee and how it discharges its responsibilities is provided in the internal control section below.

Timeliness and quality of Board information

The Board has sought to ensure that Directors are properly briefed on issues arising at Board meetings by establishing procedures for: distributing Board papers in a timely manner in advance of meetings; considering the adequacy of the information provided before making decisions; and adjourning meetings or deferring decisions when Directors have concerns about the information available to them. Training is provided to all Directors on an ongoing and timely basis. As a result of the recent IPO, the Board met nine times during the reporting period. The Board can confirm full attendance by all Directors in the period from listing until year-end, except for one Board meeting when one Director was unable to attend.

Transparency of Board appointments

There are formal, rigorous and transparent procedures for the appointment of new Directors to the Board. Shortlisted candidates will be interviewed by at least one member of the Nomination Committee and the Chairman and evaluations of appropriate candidates will be circulated to all members of the Nomination Committee.

Constructive use of the AGM

The Board seeks to use the AGM (together with other forums) to communicate with investors and encourage their participation by: arranging presentations by executive management and inviting shareholder questions. The Chairman of the Audit Committee is present at the AGM to answer questions, through the Chairman of the Board, on the report on the Audit Committee's activities and matters within the scope of the Audit Committee's responsibilities.

Dialogue with shareholders

The Directors seek to build on a mutual understanding of objectives between the Company and its shareholders. Apart from the AGM, this is undertaken by way of the Annual Report and regular presentations to shareholders to discuss long-term issues and to obtain feedback. Through the presentation of this Annual Report and Accounts, the Interim Report and press releases the Board seeks to present a balanced and understandable assessment of the Company's position and prospects. All periodic reports and accounts are mailed to shareholders. The Ark Therapeutics website (www.arktherapeutics.com) provides additional information on the Company and access to reports and accounts, press releases and other materials issued by the Company. Press releases are emailed automatically to registered website users.

Sir Mark Richmond, as senior independent Director, is contactable by shareholders through a link on the Company website. In addition, all NEDs have developed an understanding of the views of shareholders through regular corporate broker briefings and review of issued analyst notes.

Board performance evaluation

All Directors are subject to election by shareholders at the first annual general meeting after their appointment, and to re-election thereafter at intervals of no more than three years. In accordance with the Code, the Board undertakes an annual evaluation of its own performance and that of its committees and individual Directors. Individual evaluations aim to confirm that each Director continues both to contribute effectively and to demonstrate commitment to the role (including the allocation of necessary time for preparation and attendance at Board and committee meetings and any other duties). The NEDs, led by the senior independent Director, are responsible for evaluating the performance of the Chairman of the Board and meet annually to conduct a formal review without the Chairman present, taking into account the views of executive management.

The performance of the two NEDs being proposed for re-election at the AGM has been formally evaluated and it has been determined that they both continue to perform effectively and show full commitment to their roles on the Board.

Maintenance of a sound system of internal control

The Board maintains a sound system of internal control to safeguard shareholders' investment and the Group's assets and has established a continuous process for identifying, evaluating and managing the significant risks the Group faces. The Board regularly reviews the process, which has been in place throughout the reporting period and which is in accordance with Internal Control: Guidance for Directors on the Combined Code (the "Turnbull Guidance"). The Board has overall responsibility for the Group's system of internal control and for reviewing its effectiveness. Such a system is designed to manage rather than eliminate the risk of failure to achieve business objectives and can only provide reasonable and not absolute assurance against material misstatement or loss. The concept of reasonable assurance recognises that the cost of a control procedure should not exceed the expected benefits.

Risk assessment review

The Board confirms that it has undertaken a review of the system of internal control through a review of operational risks and has implemented an ongoing risk management review process in compliance with the Turnbull Guidance. Senior management undertook a risk review in each area of the Group, identifying material risks, grading them on likelihood of occurrence and impact on the business. They then determined how best to manage or reduce each risk and highlighted areas where action was required. The Board then reviewed the process and findings, concluding that all material risks identified are being managed effectively.

Other internal controls

Through the Audit Committee, the Board has reviewed the effectiveness of the internal controls. The Group's organisational structure has clearly established responsibilities and lines of accountability. Employees are required to follow clearly laid out internal procedures and policies appropriate to the business and their position within the business.

The Board has evaluated the performance of the Audit Committee and confirms that there are arrangements in place for considering financial reporting and internal control principles and for maintaining an appropriate relationship with the Group's Auditors.

The Board has shown its commitment to formal and transparent arrangements for financial reporting, internal control and external audit by, amongst other things, reviewing the Group's arrangements for its employees to raise concerns, in confidence, about possible wrongdoing in these areas (formalised in a "whistleblowing" policy circulated to all employees) and having policies and procedures in place for financial reporting.

The Group has set up formal Health & Safety and Security Committees, comprising appropriate members of management and other employees, to be responsible for these issues.

The Group has established a Scientific Advisory Board which is an independent body comprising leading physicians and scientists to advise it on scientific and technical matters relating to the business. The Scientific Advisory Board currently comprises six permanent members.

Audit Committee responsibilities and relationships with Auditors

The Code requires that this Annual Report separately describes the work of the Audit Committee and how it discharges its responsibilities. The Audit Committee focuses particularly on compliance with legal requirements, accounting standards and the Code and on ensuring that an effective system of internal financial controls is maintained. The ultimate responsibility for reviewing and approving the financial statements in the Interim and Annual Reports remains with the Board. Written terms of reference are modelled on the Code provisions and set out the main roles and responsibilities of the Audit Committee, including the monitoring of the Group's whistleblowing procedures, reviewing financial reporting arrangements and the effectiveness of internal controls and risk management systems. The Audit Committee reports to the Board, identifying any need for action or improvement on any of these terms of reference and making recommendations as to the steps to be taken. The effectiveness of the Audit Committee is reviewed by the Board annually.

In accordance with the Smith Guidance on audit committees, no one other than the Audit Committee Chairman and members receive automatic invitations to a meeting of the Audit Committee. The Audit Committee meets the external Auditors at least once a year without management present and its Chairman keeps in touch on a continuing basis with the key people involved in the Company's governance, including the Board Chairman, the Chief Executive, the Chief Financial Officer and the external audit lead partner. An induction programme is provided for new Audit Committee members, covering the role of the Audit Committee, its terms of reference, expected time commitment and an overview of the Company's business including discussion of the main business, financial dynamics and risk. Upon appointment as Chairman, David Prince attended induction training at the Company, meeting with members of the finance department and visiting the Company's facilities including its research laboratories.

The Audit Committee reviews the financial integrity of the Group's financial statements, including relevant corporate governance statements prior to Board submission.

Accountability and audit

The Board is required by the Code to present a balanced and understandable assessment of the Group's position and prospects. In relation to this requirement reference is made to the Statement of Directors' Responsibilities for preparing the financial statements set out on page 25. The independent Auditors' report on page 26 includes a statement by the Auditors about their reporting responsibilities.

The Audit Committee is responsible for making recommendations to the Board on the appointment, reappointment and removal of the external Auditors and assesses annually the qualification, expertise, resources, remuneration and independence of the external Auditors, as well as the effectiveness of the audit process. The Board confirms that it has not taken a different position to that of the Audit Committee in relation to the appointment of the external Auditors. The Audit Committee also receives a report on the external audit firm's own internal quality control procedures. At the start of each annual cycle, the Audit Committee ensures that appropriate plans are in place for the external audit.

Any non-audit services that are to be provided by the external Auditors are reviewed in order to safeguard Auditor objectivity and independence. The Board can confirm that since the IPO there have been no significant non-audit services that are considered to have impaired the objectivity and independence of the external Auditors. A full breakdown of payments made to the external Auditors during the financial year is disclosed within note 5 on page 33. As recommended by the Smith Guidance and in compliance with its terms of reference, the Audit Committee has developed and recommended to the Board and the Board has adopted a policy to ensure Auditor independence and objectivity including in relation to the provision of non-audit services by the Auditors.

The Audit Committee considers the need for an internal audit function annually and has concluded that given the size of the Group's operations at this time it is not necessary.

Compliance with the UK BioIndustry Association ("BIA") Code of Best Practice

The BIA, of which the Company is a member, has published a code to establish principles of best practice for information communication and management amongst its members. The BIA code consists of broad principles of best practice in such areas as the composition of the Board, the Board's access to information and external advice, the release of sensitive information and public announcements relating to products. The principles support and extend the Company's duty to publish and communicate information in a fair, equal and balanced manner. The Board is committed to meaningful dialogue with its investors and can confirm that the Company is in compliance with the BIA code since the IPO.

Going concern basis

As at 31 December 2004, the Group had cash resources of £47.3 million. In accordance with the Code, the Board has a reasonable expectation that at the time of approving the financial statements the Company has adequate resources to continue in operational existence for the foreseeable future. For this reason the Board continues to adopt the going concern basis in preparing the financial statements.

Nick Plummer
Company Secretary

15 March 2005

Remuneration report

Introduction

This report has been prepared in accordance with the Directors' Remuneration Report Regulations 2002 (the "Regulations"). The report also meets the relevant requirements of the Listing Rules of the Financial Services Authority and describes how the Board has applied the Principles of Good Governance relating to Directors' remuneration. As required by the Regulations, a resolution to approve the report will be proposed at the Annual General Meeting of the Company at which the financial statements will be approved.

The Regulations require the Auditors to report to the Group's members on the "auditable part" of the Directors' remuneration report and to state whether in their opinion that part of the report has been properly prepared in accordance with the Companies Act 1985 (as amended by the Regulations). The report has therefore been divided into separate sections for audited and unaudited information.

Unaudited Information

Remuneration Committee

The Group has established a Remuneration Committee (the "Committee") which is constituted in accordance with the recommendations of the Combined Code. The members of the Committee are Sir Mark Richmond and Mr Dennis Turner who are both independent Non-Executive Directors ("NEDs") and the Committee is chaired by Sir Mark Richmond. In addition, Mr Peter Keen and Dr Kalevi Kurkijarvi were also members of the Committee when the Committee was considering Directors' remuneration for 2004.

None of the Committee has any personal financial interest (other than as shareholders) or conflicts of interests arising from cross-directorships or day-to-day involvement in running the business. The Committee makes recommendations to the Board. No Director plays a part in any discussion about his own remuneration.

In determining the Directors' remuneration for the year, the Committee consulted Dr Nigel Parker (CEO) and Mr Martyn Williams (CFO) about its proposals. The Committee reviewed executive compensation packages in the UK biotech sector. It also referred to a number of specialist studies on executive remuneration, including the annual survey carried out by New Bridge Street Consultants LLP in the biotechnology sector.

Remuneration policy

Executive remuneration packages are prudently designed to attract, motivate and retain directors of the high calibre needed to achieve the highest level of Group performance in accordance with the best interests of shareholders. They comprise a mixture of performance related and non-performance related remuneration. The performance measurement of the Executive Directors and key members of senior management and the determination of their annual remuneration package are undertaken by the Committee. The remuneration of the NEDs is determined by the Board within limits set out in the Articles of Association and with reference to published data on the level of such remuneration in other UK-listed companies in the biotech sector.

There are four main elements of the remuneration package for Executive Directors and senior management:

- Basic annual salary and benefits;
- Annual bonus payments which currently do not exceed 40% of basic salary;
- Share option incentives; and
- Pension arrangements.

The Group's policy is that a substantial proportion of the remuneration of the Executive Directors should be performance related. As described below, Executive Directors may earn annual incentive payments limited to a specified percentage of their basic salary (Dr Nigel Parker: 40%, Martyn Williams: 35%) together with the benefits of participation in share option schemes.

Executive Directors are entitled to accept appointments outside the Group providing that the Chairman's permission is sought and fees in excess of £20,000 from all such appointments are accounted for to the Group.

Basic salary

An Executive Director's basic salary is determined by the Committee at the beginning of each year and, from time to time, when an individual changes position or responsibility. In deciding appropriate levels, the Committee considers the Group as a whole and relies on objective research which gives up-to-date information on a comparator group of companies within the sector. Account is also taken of the individual performance of each Executive against objectives set by the Committee as well as the pay and conditions of all employees. Basic salaries were reviewed in January 2004 with increases taking effect from 1 January 2004 and further increases were awarded to take effect from 8 March 2004, the date on which the Group's shares were successfully listed on the London Stock Exchange. This last increase served to bring the Group's levels of remuneration for Executive Directors and senior management more into line with those existing in comparable quoted companies in the sector, reflecting the increased responsibilities of managing a listed Company. Executive Directors' contracts of service, which include details of remuneration, will be available for inspection at the Annual General Meeting.

In addition to basic salary, the Executive Directors receive certain benefits-in-kind, principally a car allowance and private medical insurance.

Annual bonus payments

The Group operates a performance-related bonus scheme for senior management, including Executive Directors. Bonuses are non-pensionable and, for the financial year 2004, the maximum bonus was 40% of basic salary. Bonus payments are based on the attainment of specific performance criteria which are directly related to defined strategic goals which have been approved by the Committee. Those criteria are intended to be stretching and are structured so as to encourage and reward high levels of achievement consistent with the interest of shareholders and the long-term objectives of the Group. Exceptionally, additional bonus payments were made to Executive Directors and senior management in 2004 to recognise the achievement of the IPO.

Share options

Options over ordinary shares have been granted to date under five share option plans, the Ark Therapeutics Limited 2001 Enterprise Management Incentive Share Option Plan (the "2001 EMI Plan"), the Ark Group Limited 2003 Enterprise Management Incentive Share Option Plan (the "2003 EMI Plan", together with the 2001 EMI Plan, the "EMI Plans"), the Ark Therapeutics Limited Share Option Plan (the "Old Executive Plan"), the Ark Group Unapproved Share Option Plan (the "Unapproved Executive Plan") and the Non-Executive Director Share Participation Plan. No further grants will be made under the Old Executive Plan or the 2001 EMI Plan. Following the IPO, employees and Executive Directors are eligible to participate in the Unapproved Executive Plan and the Ark Group Approved Share Option Plan (the "Approved Executive Plan" and together with the Unapproved Executive Plan the "Executive Plans"), the terms of which comply with guidelines and best practice governing the grant of share-based incentives in a listed company, to the extent to which the Board considers such practice to be appropriate to the Group. Employees and Executive Directors may also receive further options under the 2003 EMI Plan although immediately following the IPO Ark Therapeutics Group plc ceased to be a qualifying company for the purposes of schedule 5 of the Income Tax (Earnings and Pensions) Act 2003.

As stated by the Company in its IPO Listing Particulars, the Company's current policy is to grant NEDs share options (in addition to fees) as part of their remuneration package, through the Company's Non-Executive Directors' Share Participation Plan. This is considered to be essential to secure the recruitment and retention of high calibre NEDs with the appropriate experience and international perspective in the context of the Company's stage of international development (in particular with a view to accessing the US market). The NEDs are not eligible to participate in the Executive Option Plans and options are granted to them under the terms of the Non-Executive Director Share Participation Plan as summarised below.

Options will become exercisable to the extent vested, which is dependent only on the NED remaining with the Company. Options granted following the IPO will vest as to one third annually on the first, second and third anniversary of grant. The Board considers that the terms of the options will not in any way affect the independent judgement of Dennis Turner, Sir Mark Richmond, Dr Wolfgang Plischke and David Prince or of any additional independent Director to be appointed in the future.

All outstanding options are over ordinary shares and any ordinary shares issued or transferred in satisfaction of any option shall rank *pari passu* with the then existing issued ordinary shares. Benefits under any of the Share Option Plans or options detailed below are not pensionable.

Under the Executive Plans, options granted to executive management or senior corporate staff are subject to a combination of cash flow management requirements and the achievement of certain levels of Total Shareholder Return. In each of the four years commencing with the year in which the option is granted, one quarter of the option will be tested against the performance criteria. If cash flow targets are not met in any one year, no part of the quarter of the option may vest in that year. If cash flow targets are met, then the Company's Total Shareholder Return, relative to the comparator group of 18 companies in the UK listed biotech and pharmaceutical sectors will be assessed for the period from the date of grant to the end of the relevant year. Options will not vest if Ark is placed in the bottom quartile, but will vest as to 15% (of the quarter of the option) if Ark is placed in the third quartile, 50% if Ark is at the median and 100% if Ark is placed in the top quartile, with a straight-line variation between the median and the top quartile. Accordingly, options cannot vest in full until the end of the fourth year and, even if vested in part in any of the first three years, may not in normal circumstances be exercised prior to the third anniversary of grant. Grants of options to individuals who are not executive management or senior corporate staff will also vest in quarters over four years but will depend only on Ark's Total Shareholder Return in relation to the specified comparator companies. In any year, one quarter of the option shall be tested and shall vest fully at the median and as to 50% below the median. To the extent vested at the end of this process, the option may be exercised for the rest of its ten-year life without further test.

These performance criteria, which apply to all Executive Directors to whom options have been granted under the scheme, were chosen because they balance the internal discipline of managing cash flow with an objective measure of Ark's performance in relation to its sector.

The Executive Directors were also granted options prior to the IPO, under the terms of the EMI Plans, the Old Executive Plan and the Unapproved Executive Plan. The exercise of these options is not dependent upon performance criteria.

The exercise price of the options granted under the above schemes is equal to the market value of the Company's shares at the time when the options are granted. The Company's policy is to grant options annually to Executive Directors at the discretion of the Remuneration Committee taking into account individual performance up to a maximum of two times salary in any one year. If the LTIP referred to below is approved at the forthcoming AGM, this policy will be modified so that awards under option schemes and LTIP combined shall not exceed two times salary. It is the Company's policy to phase the granting of share options rather than to award a single large block to any individual.

No significant amendments are proposed to be made to the terms and conditions of the Company's share option schemes.

The Company is seeking shareholder approval at the AGM for a new long-term incentive plan ("LTIP") to be introduced in respect of the current financial year. The LTIP will provide for the award of whole shares, subject to performance conditions to be determined by the Remuneration Committee, and is described in more detail in the separate

LTIP summary document enclosed with this Annual Report. It will ensure that Ark has available to it the full range of equity incentives given the significant developments which have recently taken place, particularly in relation to tax and accounting standards, which are influencing the structure of these awards.

Pension arrangements
In the UK, all employees including Executive Directors are invited to participate in the Group Personal Pension Plan, which is money-purchase in nature. The only pensionable element of remuneration is basic salary. During the year, the Group contributed a maximum of 12.5% of basic salary to a Group personal pension scheme in the name of Mr Williams and in respect of Dr Parker the Group contributed the equivalent of 12.5% of basic salary into a retirement annuity contract in which he has participated since before joining the Group.

Performance graph
The following graph shows the Company's performance, measured by total shareholder return, compared with the performance of the comparator group of companies in the sector as described above also measured by total shareholder return. The comparator group has been selected for this comparison because it is the comparator group used by the Company to determine to what extent options issued to Executive Directors and senior managers will vest.

Directors' service contracts
It is the Company's policy that Executive Directors should have contracts with an indefinite term providing for a maximum of one year's notice. This applies to the contracts of Dr Parker and Mr Williams, which were effective 8 March 2004. Dr Parker is required to give 12 months' notice of termination and Mr Williams six months. The Company can make payment of basic salary in lieu of notice.

Non-Executive Directors
All NEDs have specific terms of engagement with an indefinite term (terminable on three months' notice by either party) and their remuneration is determined by the Board within the limits set by the Articles of Association and based on independent surveys of fees paid to NEDs of similar companies. The basic fee paid to the Chairman in the year was £45,000, and the basic fees paid to the other NEDs in the year were Mr Keen: £16,385; Dr Kurkijarvi: £2,083; Professor Martin: £250; Dr Plischke: £16,379; Mr Prince: £16,465; Sir Mark Richmond: £27,084 and Professor Ylä-Herttuala: £1,917. The NEDs receive further fees for attendance at each Board meeting and for additional work performed for the Company in respect of chairmanship or membership of the Remuneration Committee, Audit Committee and Nomination Committee. NEDs are not eligible to join the Group's pension scheme.

The date of appointment of each of the NEDs who served as a Director in the year to 31 December 2004 are summarised in the table below:

Name of Director	Effective date of appointment
P Keen	8 March 2004
Dr K Kurkijarvi*	17 April 2002
Professor J Martin*	23 Dec 2003
Dr W Plischke	8 March 2004
D Prince	26 May 2004
Sir Mark Richmond	8 March 2004
D Turner	8 March 2004
Professor S Ylä-Herttuala	8 March 2004

*Stood down from the Board on 8 March 2004.

The notice period for each NED is three months.

Total shareholder return



120
100
80
60
40
20
0
Peer Group
Ark Therapeutics
8 March 2004
31 December 2004

The stock price fell to 69 pence on 19 August, recovering to 86 pence on 31 December 2004
As at 14 March 2005, the share price was 104 pence.

Audited Information

Aggregate Directors' remuneration

The total amounts for Directors' remuneration were as follows:

	2004 £	2003 £
Emoluments	**885,797**	528,668
Money purchase pension contribution	**40,383**	32,200
	926,180	560,868

Pension scheme contributions in respect of the highest paid Director are detailed on page 22.

Directors' emoluments

Name of Director	Fees/Basic salary £	Benefits in kind £	Annual bonuses £	2004 total £	2003 total £
Executive					
Dr N Parker	243,333	13,316	200,000[1]	**456,649**	270,860
M Williams	163,667	11,053	99,000[2]	**273,720**	197,308
	407,000	24,369	299,000	**730,369**	468,168
Non-Executive					
P Keen[3]	24,250	–	–	**24,250**	12,500
Dr K Kurkijarvi (resigned 8 March 2004)	2,083	–	–	**2,083**	12,500
Professor J Martin (resigned 8 March 2004)	250	–	–	**250**	1,500
Dr W Plischke	21,379	–	–	**21,379**	–
D Prince (appointed 26 May 2004)	20,965	–	–	**20,965**	–
Sir Mark Richmond	33,084	–	–	**33,084**	12,500
D Turner	51,500	–	–	**51,500**	20,000
Professor S Ylä-Herttuala	1,917	–	–	**1,917**	1,500
Aggregate emoluments	155,428	–	–	**155,428**	60,500

1 £100,000 of Dr Nigel Parker's bonus payments was awarded as a result of the successful IPO.

2 £50,000 of Martyn Williams' bonus payments was awarded as a result of the successful IPO.

3 Included in salary and fees above are fees paid to Merlin Biosciences Ltd of £2,365 (2003: £12,500) under an agreement to provide the Group with the services of Mr Keen. The last payment was made on 5 March 2004 when Mr Keen ceased to be connected to Merlin Biosciences Ltd.

In addition to the amounts shown above the following individuals have earned consultancy fees which were not in respect of their services as Directors. Professor Martin £6,667 (2003: £36,000) Professor Ylä-Herttuala £57,250 (2003: £48,484), and Mr Turner £75,000 (2003: £21,000).

No Director waived emoluments in respect of the year ended 31 December 2004 or 2003.

Directors' interests

The interests of the Directors in office at the end of the year in the share capital of the Company at 31 December 2003, 31 December 2004 and at the date of this report were as follows:

	Number of ordinary shares of 1p each		
	31 December 2004	31 December 2003	Date of report
D Turner	**96,002**	81,082	96,002
Dr N Parker	**2,886,667**	27,028	2,886,667
M Williams	**543,398**	40,270	543,398
Professor S Ylä-Herttuala	**4,352,358**	4,352,358	4,152,358

All interests are beneficially held.

In addition Mr Williams held 50,000 preference shares at 31 December 2003 which were redeemed during the year.

Directors' share options

Aggregate emoluments disclosed above do not include any amounts for the value of options to acquire ordinary shares in the Company granted to or held by the Directors. The options were granted for nil consideration. No options were exercised or lapsed during the year.

Details of options over ordinary shares for Directors who served during the year are as follows:

Name of Director	1 January†† 2004	Granted	31 December 2004	Exercise price pence	Date from which exercisable	Expiry date
P Keen	120,000[1]	–	120,000	69.00	21/03/2002	23/05/2011
	–	150,000	150,000	60.50	28/01/2005	**27/01/2014
Dr K Kurkijarvi	120,000	–	120,000†	69.00	21/03/2002	23/05/2011
Professor J Martin	350,000	–	350,000†	30.00	19/04/2001	*18/04/2010
	50,000	–	50,000†	50.00	25/04/2001	*24/04/2010
	150,000	–	150,000†	69.00	24/05/2002	*23/05/2011
	100,000	–	100,000†	74.00	21/03/2003	*20/03/2012
	50,000	–	50,000†	50.00	24/09/2004	*23/09/2013
	–	50,000	50,000†	60.50	28/01/2005	**27/01/2014
Dr N Parker	500,000	–	500,000	0.01	08/03/2004	31/08/2008
	260,000	–	260,000	0.01	08/03/2004	24/04/2010
	1,008,808	–	1,008,808	50.00	08/03/2004	24/04/2010
	428,000	–	428,000	69.00	24/05/2002	*23/05/2011
	400,000	–	400,000	74.00	21/03/2003	*20/03/2012
	350,000	–	350,000	50.00	24/09/2004	*23/09/2013
	–	400,000	400,000	60.50	28/01/2005	*27/01/2014
	–	500,000	500,000	60.50	02/02/2005	*01/02/2014
Dr W Plischke	–	150,000	150,000	60.50	28/01/2005	**27/01/2014
D Prince	–	150,000	150,000	133.00	26/05/2005	**26/05/2014
Sir Mark Richmond	120,000	–	120,000	69.00	21/03/2002	23/05/2011
	–	150,000	150,000	60.50	28/01/2005	**27/01/2014
D Turner	400,000	–	400,000	50.00	27/04/2000	05/12/2009
	170,000	–	170,000	50.00	21/03/2002	24/04/2010
	120,000	–	120,000	69.00	21/03/2002	23/05/2011
	–	150,000	150,000	60.50	28/01/2005	**27/01/2014
M Williams	300,000	–	300,000	30.00	08/03/2004	05/12/2009
	150,000	–	150,000	50.00	08/03/2004	24/04/2010
	150,000	–	150,000	50.00	25/04/2001	*24/04/2010
	200,000	–	200,000	69.00	24/05/2002	*23/05/2011
	54,542	–	54,542	74.00	04/04/2003	*03/04/2012
	145,458	–	145,458	74.00	21/03/2003	*20/03/2012
	180,000	–	180,000	50.00	24/09/2004	*23/09/2013
	–	180,000	180,000	60.50	28/01/2005	*27/01/2014
	–	90,000	90,000	60.50	02/02/2005	*01/02/2014
Professor S Ylä-Herttuala	70,000	–	70,000	50.00	25/04/2001	*24/04/2010
	60,000	–	60,000	74.00	21/03/2003	*20/03/2012
	50,000	–	50,000	50.00	24/09/2004	*23/09/2013
	–	50,000	50,000	60.50	28/01/2005	*27/01/2014
	–	99,999	99,999	60.00	28/09/2004	31/12/2005
	6,056,808	2,119,999	8,176,807			

*Exercisable over four years in equal instalments **Exercisable over three years in equal instalments †Holding at date of cessation. ††Post-restructuring

Note[1]: Mr Keen holds 120,000 of his options on trust for Merlin General Partner Limited, as general partner of the Merlin Fund L.P.

Included in the preceding table are retained options held by Professor Ylä-Herttuala and Dr Kurkijarvi over shares in Ark Therapeutics Limited. Under an agreement dated 12 July 2002 between Ark Therapeutics Limited, the Company and certain individuals, (including Professor Ylä-Herttuala and Dr Kurkijarvi) on any exercise of options the Ark Therapeutics Limited shares subject to option shall be issued directly to the Company and the Company shall issue the equivalent number of its shares to the individuals.

There have been no variations to the terms and conditions for share options during the financial year.

The market price of the ordinary shares at 31 December 2004 was 86 pence and the range during the year was 68 to 141 pence.

Directors' pension entitlements

Two Directors are members of money purchase schemes. Contributions paid by the Company in respect of the Directors were as follows:

Name of Director	2004 £	2003 £
Dr N Parker	**24,333**	18,400
M Williams	**16,050**	13,800
	40,383	32,200

Approval

This report was approved by the Board of Directors on 15 March 2005 and signed on its behalf by:



Sir Mark Richmond
Chairman of the Remuneration Committee

15 March 2005

Directors' report

The Directors present their Annual Report on the affairs of the Company and Group, together with the financial statements and Auditors' report for the year ended 31 December 2004.

Principal activities

The principal activity of the Group is the discovery, development and commercialisation of products in areas of specialist medicine with particular focus on vascular disease and cancer.

The subsidiary undertakings principally affecting the profits or net assets of the Group in the year are listed in note 11 to the financial statements.

Business review

During 2004 the Company listed on the main market of the London Stock Exchange, raising £55m and the Group developed a UK sales and marketing structure for its newly-launched Kerraboot® product and continued the development of its other products (including Cerepro™, Vitor™, Trinam® and EG005).

The Group expects to expand its Kerraboot® sales efforts into Europe and North America in the coming year, to request consideration for approval of Cerepro™ under exceptional circumstances and to obtain trial results for Vitor™ and EG005.

The Group continues to invest in research and development to secure its future product pipeline. The Directors regard investment in this area as essential to ensure continued success in the medium to long term future.

The Group's Finnish manufacturing facility gained certification from the Finnish National Agency for Medicines, enabling the Group to proceed with the process of manufacturing its Cerepro™ gene-based medicine product for use in the next phase of its clinical development.

There were no significant events between the balance sheet date and the date of this report.

Further details of the Group's performance during the year and expected future developments are contained in the Chairman and CEO's statement and the Financial Review.

Results and dividends

The Group incurred a loss after taxation of £12,819,115 (2003: loss of £8,100,643).

The Directors are unable to recommend the payment of a dividend (2003: £nil).

Policy and practice on payment of creditors

It is the Group's policy to agree payment terms with suppliers at the start of business relationships and to abide by those terms.

The typical terms are 45 days (2003: 45 days) The Company is a holding company and has minimal trade purchases; therefore its number of days' purchases outstanding is not meaningful.

Charitable and political contributions

The Group encourages employee involvement in charitable causes and employees took part in British Heart Foundation fundraising activities during the year. The Group does not make charitable donations.

No political donations or contributions to any political organisations were made during the year.

Directors' interests

Details of the Directors' service contracts together with the Directors' interests in shares and share options, are given in the Remuneration Report on pages 17 to 22.

Directors

The Directors of the Company who served during the year are as follows:

Dennis Turner	Non-Executive Chairman and member of the Remuneration and Nomination Committees
Dr Nigel Parker	Chief Executive Officer and member of the Nomination Committee
Martyn Williams	Chief Financial Officer
Peter Keen	Non-Executive Director
Dr Kalevi Kurkijavi	Non-Executive Director (*resigned 8 March 2004*)
Professor John Martin	Non-Executive Director (*resigned 8 March 2004*)
Sir Mark Richmond	Non-Executive Director, Chairman of the Remuneration and Nomination Committees and member of the Audit Committee
Professor Seppo Ylä-Herttuala	Non-Executive Director
Dr Wolfgang Plischke	Non-Executive Director and member of the Audit Committee
David Prince	Non-Executive Director and Chairman of the Audit Committee (*appointed 26 May 2004*)

Short biographies of each Director are provided on page 6.

Directors are subject to election by shareholders at the first annual general meeting after their appointment and to re-election thereafter at intervals of no more than three years. Accordingly, Martyn Williams and Peter Keen retire by rotation at the next annual general meeting and, being eligible, offer themselves for re-election.

PIRC (Pensions Investments Research Consultants) recommend that directors over the age of 70 should be subject to re-election each year. Sir Mark Richmond, aged 74, is therefore standing for re-election this year.

Directors' report continued

Share capital

In addition to the 41,413,996 ordinary shares issued as part of the share capital restructuring on the IPO, a further 21,931 ordinary shares were allotted under the various employee share option schemes. As at 31 December 2004, the Company had 269 ordinary shareholders and 126,333,744 ordinary shares in issue.

Substantial shareholdings

The Company is aware of the following substantial holdings in the Company's share capital as at close of business on 14 March 2005.

	Number of shares	%
Nomura International plc	12,113,380	9.58
Merlin Fund L.P.	8,682,290	6.87
Lansdowne Partners	8,578,500	6.79
TVM IV GmbH & Co KG	7,600,000	6.01
Bio Fund Ventures II KY	7,200,000	5.70
Concordia Investor I KB	4,666,665	3.69
Merlin Equity Limited	4,562,994	3.61
Professor S Ylä-Herttuala	4,152,358	3.29
Bankinvest AS	4,000,000	3.16

Employees

Employee incentives

The Group recognises the contributions made by its employees to achieve corporate goals and objectives and is committed to operating in a way that rewards and recognises these contributions. Share options have historically been awarded widely through the Company, encouraging employee participation in the development of the Company, and it is anticipated that this will continue, together with the long-term incentive plan for senior staff proposed for approval at the forthcoming Annual General Meeting..

Disabled employees

Applications for employment by disabled persons are always fully considered, bearing in mind the aptitudes of the applicant concerned. In the event that a member of staff becomes disabled every effort will be made to ensure that their employment with the Group continues and that appropriate training is arranged. It is the policy of the Group that the training, career development and promotion of disabled persons should, as far as possible, be identical to that of other employees.

Employee consultation

The Group places considerable value on the involvement of its employees and has continued to keep them informed on matters affecting them as employees and on the various factors affecting the performance of the Group. This is achieved through formal and informal meetings and regular email updates. Employee representation is encouraged, for example, through membership of Group committees, such as security and health and safety.

The Group currently operates in the UK and Finland and its employment policies are varied to meet local conditions and requirements. These are established in accordance with good practice in the country in which the individuals are employed.

Corporate social responsibility report

The Directors recognise the increasing importance of corporate social responsibility and endeavour to take into account the interests of the Group's stakeholders, including its investors, employees, customers, suppliers and business partners when operating the business. The Group believes that having empowered and responsible employees who display sound judgment and awareness of the consequences of their decisions or actions, and who act in an ethical and responsible way, is key to the success of the business.

Equal opportunities policy

The Group is committed to achieving equality of opportunity in all its employment practices, policies and procedures. Employees are highly valued and their rights and dignity are respected. The Group does not tolerate any harassment or discrimination. The Group practises equal treatment of all employees or potential employees irrespective of their race, creed, colour, sexual orientation, nationality, ethnic origin, religion, disability, age, gender or marital status. The equal opportunities policy covers all permanent and temporary employees (including Non-Executive Directors), all job applicants, agency staff, associates, consultants and contractors. The Group also endeavours to be honest and fair in its relationships with customers and suppliers and to be a good corporate citizen, respecting the laws of countries in which it operates.

Family friendly employment policies and careers

The maternity leave and maternity pay policy conforms with statutory requirements. Flexible approaches to return to work after maternity leave and part-time or non-standard hours and work patterns are considered where viable. The Group has adopted a paternity leave policy in line with recent legislative changes in the UK.

Environment

The Group is committed to complying with environmental legislation and minimising the impact of its activities on the environment. The Group considers that its activities have a low environmental impact. The Group is committed to minimising any adverse environmental impact of its Kuopio manufacturing facility and complies with Finnish environmental legislation.

Health and safety

Following a health and safety review in 2004, the Group has established a health and safety committee to review health and safety standards within the Group on an ongoing basis. The Group considers health and safety to be a priority in its workplaces. The Group has an excellent safety record and there have been no incidents or accidents to report to the Health and Safety Executive in the UK or the Finnish health and safety authority in 2004.

Auditors and AGM

Deloitte & Touche LLP have expressed their willingness to continue in office as auditors and a resolution to reappoint them will be proposed at the forthcoming Annual General Meeting to be held at the offices of Ashurst, Broadwalk House, 5 Appold Street, London EC2A 2HA on Thursday 28 April 2005 at 11.30 am.

By order of the Board,

Nick Plummer
Company Secretary

15 March 2005

Statement of Directors' responsibilities

United Kingdom company law requires the Directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the Company and the Group as at the end of the financial year and of the profit or loss of the Group for that year. In preparing those financial statements the Directors are required to:

- select suitable accounting policies and then apply them consistently
- make judgments and estimates that are reasonable and prudent
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements.

The Directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Company and the Group and to enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

By order of the Board

Nick Plummer
Company Secretary

15 March 2005

Independent Auditors' report

Independent Auditors' report
To the members of
Ark Therapeutics Group plc
We have audited the financial statements of Ark Therapeutics Group plc for the year ended 31 December 2004 which comprise the profit and loss account, the balance sheets, the cash flow statement, the statement of total recognised gains and losses and the related notes 1 to 27. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the part of the Directors' remuneration report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of Directors and Auditors
As described in the statement of Directors' responsibilities, the Company's Directors are responsible for the preparation of the financial statements in accordance with applicable United Kingdom law and accounting standards. They are also responsible for the preparation of the other information contained in the Annual Report including the Directors' remuneration report. Our responsibility is to audit the financial statements and the part of the Directors' remuneration report described as having been audited in accordance with relevant United Kingdom legal and regulatory requirements and auditing standards.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the Directors' remuneration report described as having been audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' remuneration and transactions with the Company and other members of the Group is not disclosed.

We review whether the corporate governance statement reflects the Company's compliance with the nine provisions of the July 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the Directors' report and the other information contained in the Annual Report for the above year as described in the contents section including the unaudited part of the Directors' remuneration report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion
We conducted our audit in accordance with United Kingdom auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Directors' remuneration report described as having been audited. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Directors' remuneration report described as having been audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Directors' remuneration report described as having been audited.

Opinion
In our opinion:

- the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31 December 2004 and of the loss ofthe Group for the year then ended; and

- the financial statements and part of the Directors' remuneration report described as having been audited have been properly prepared in accordance with the Companies Act 1985.

Deloitte & Touche LLP

Deloitte & Touche LLP
Chartered Accountants and
Registered Auditors
Cambridge

15 March 2005

Consolidated profit and loss account

for the year ended 31 December 2004

	Note	2004 £	2003 £
Turnover	2	**154,353**	1,847
Cost of sales		**(45,401)**	(644)
Gross profit		**108,952**	1,203
Research and development expenses		**(9,147,324)**	(5,368,766)
Selling, marketing and distribution costs		**(1,305,970)**	(318,710)
Other administrative expenses		**(5,573,852)**	(4,225,520)
Share-based compensation		**(95,502)**	593,691
Administrative expenses	3	**(5,669,354)**	(3,631,829)
Other income		**28,290**	108,870
Operating loss	2	**(15,985,406)**	(9,209,232)
Net interest receivable	4	**1,954,855**	457,640
Loss on ordinary activities before taxation	5	**(14,030,551)**	(8,751,592)
Taxation on loss on ordinary activities	7	**1,211,436**	650,949
Loss on ordinary activities after taxation, being retained loss for the financial year transferred from reserves	18	**(12,819,115)**	(8,100,643)
Loss per share – basic and diluted	8	**(0.11)**	(0.10)

All results relate wholly to continuing activities.

There is no material difference between the reported loss and the historic cost loss.

Consolidated statement of total recognised gains and losses

for the year ended 31 December 2004

	2004 £	2003 £
Loss for the financial year	**(12,819,115)**	(8,100,643)
Currency translation losses on foreign currency net investments	**(1,783)**	(12,741)
Total recognised losses for the year	**(12,820,898)**	(8,113,384)

Group and Company balance sheets

	Note	Group 2004 £	Group 2003 £	Company 2004 £	Company 2003 £
Fixed assets					
Intangible assets	9	**52,247**	1,306,091	**–**	–
Tangible assets	10	**1,060,970**	834,838	**–**	–
Investments	11	**–**	–	**8,229**	8,229
		1,113,217	2,140,929	**8,229**	8,229
Current assets					
Stocks	12	**331,010**	9,200	**–**	–
Debtors	13	**2,576,572**	1,017,536	**5,441,319**	50,000
Cash at bank and in hand		**47,256,285**	9,157,565	**46,551,907**	26,288
		50,163,867	10,184,301	**51,993,226**	76,288
Creditors: amounts falling due within one year	14	**(3,617,473)**	(2,582,764)	**(97,324)**	(24,478)
Net current assets		**46,546,394**	7,601,537	**51,895,902**	51,810
Total assets less current liabilities		**47,659,611**	9,742,466	**51,904,131**	60,039
Creditors: amounts falling due after more than one year	15	**(493,060)**	(486,808)	**–**	–
Net assets		**47,166,551**	9,255,658	**51,904,131**	60,039
Capital and reserves					
Called up share capital	17	**1,263,337**	57,751	**1,263,337**	57,751
Share premium	18	**49,430,703**	–	**49,430,703**	–
Merger reserve	18	**36,988,989**	36,988,989	**–**	–
Profit and loss account	18	**(40,516,478)**	(27,791,082)	**1,210,091**	2,288
Shareholders' funds	19	**47,166,551**	9,255,658	**51,904,131**	60,039
Shareholders' funds may be analysed as:					
Equity interests		**47,166,551**	9,205,658	**51,904,131**	10,039
Non-equity interests		**–**	50,000	**–**	50,000
		47,166,551	9,255,658	**51,904,131**	60,039

The financial statements on pages 27 to 45 were approved by the Board of Directors on 15 March 2005 and were signed on its behalf by:



Dr N Parker
Director



M Williams
Director

Consolidated cash flow statement

for the year ended 31 December 2004

	Note	2004 £	2003 £
Net cash outflow from operating activities	20	**(14,087,940)**	(8,114,251)
Returns on investments and servicing of finance	21	**1,936,634**	457,640
Taxation	21	**–**	1,033,813
Capital expenditure and financial investment	21	**(440,732)**	(256,661)
Cash outflow before financing		**(12,592,038)**	(6,879,459)
Financing	21	**50,692,541**	169,916
Increase/(decrease) in cash in the year	22	**38,100,503**	(6,709,543)

Notes to the financial statements

1 Accounting policies

A summary of the principal accounting policies, all of which have been applied consistently throughout the year and the preceding year, is set out below.

Basis of accounting

The financial statements have been prepared under the historical cost convention and in accordance with applicable United Kingdom accounting standards.

Basis of consolidation

The Group financial statements consolidate the financial statements of the Company and its subsidiary undertakings drawn up to 31 December each year.

The results of subsidiaries acquired or sold are consolidated for the periods from or to the date on which control passed. Acquisitions are accounted for under the acquisition method.

Intangible assets

Goodwill

Goodwill arising on the acquisition of subsidiary undertakings and businesses, representing any excess of the fair value of the consideration given over the fair value of the identifiable assets and liabilities acquired, is capitalised and written off on a straight line basis over its useful economic life. Provision is made for any impairment.

Research and development

Research and development expenditure is written off as incurred.

Tangible fixed assets

Tangible fixed assets are stated at cost, net of depreciation and provision for impairment. Depreciation is provided on all tangible fixed assets, at rates calculated to write off the cost, less estimated residual value, of each asset on a straight line basis over its expected useful life, as follows:

Leasehold improvements	lower of 20% per annum or the useful economic life of the lease
Laboratory equipment	20% per annum
Office equipment	33.33% per annum

Software

The Company writes off software costs as incurred, except for purchases from third parties in respect of major systems. In such cases these are capitalised and written off over a period of three years from the date of purchase.

Foreign exchange

Transactions of the Company denominated in foreign currencies are translated into sterling at the rates ruling at the dates of the transaction or, if hedged, at the forward contract rate. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the rates ruling at that date or, if appropriate, at the forward contract rate.

The results of overseas operations are translated at the average rates of exchange during the period and their balance sheets at the rates ruling at the balance sheet date. Exchange differences arising on translation of the opening net assets and results of overseas operations and on foreign currency borrowings are reported in the statement of total recognised gains and losses. All other exchange differences are included in the profit and loss account.

Leases

Assets held under finance leases, which confer rights and obligations similar to those attached to owned assets, are capitalised as tangible fixed assets and are depreciated over the shorter of the lease terms and their useful lives. The capital elements of future lease obligations are recorded as liabilities, while the interest elements are charged to the profit and loss account over the period of the leases to produce a constant rate of charge on the balance of capital repayments outstanding. Hire purchase transactions are dealt with similarly, except that assets are depreciated over their useful lives.

Rentals under operating leases are charged on a straight-line basis over the lease term, even if the payments are not made on such a basis.

Taxation

Current tax, including UK corporation tax and foreign tax, is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted by the balance sheet date.

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. Timing differences are differences between the Company's taxable profits and its results as stated in the accounts that arise from the inclusion of gains and losses in tax assessments in periods different from those in which they are recognised in the accounts.

A net deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date. Deferred tax is measured on a non-discounted basis.

Revenue recognition

Turnover comprises the value of sales (excluding VAT and similar taxes and trade discounts and intra-group transactions) and income derived from product sales, licence fees, contract research fees and development milestone payments receivable from third parties in the normal course of business. Revenue from product sales is recognised on delivery of the product. Non-refundable licence fees are recognised over the term of the licence.

Debt

Debt is initially stated at the amount of the net proceeds after deduction of issue costs. The carrying amount is increased by the finance cost in respect of the accounting period and reduced by payments made in the period.

Related party transactions

Under the provisions of Financial Reporting Standard No 8 "Related party transactions", the Company is not required to disclose details of related party transactions with its wholly owned subsidiaries which are eliminated on consolidation.

Investments

Fixed asset investments are shown at cost less provision for impairment.

Stocks

Stocks are stated at the lower of cost and net realisable value. Cost comprises purchase price recorded on a first-in first-out (FIFO) basis. Net realisable value is based on estimated selling price less costs of disposal. Provision is made for obsolete, slow-moving or defective items where appropriate.

Pension costs

The Group makes contributions to employees' personal pension plans which are defined contribution schemes. The amount charged to the profit and loss account in respect of pension costs is the contribution payable in the year. Differences between contributions payable in the year and contributions actually paid are shown as either accruals or prepayments in the balance sheet.

Government grants

Government grants relating to tangible fixed assets are treated as deferred income and released to the profit and loss account over the expected useful lives of the assets concerned. Other grants are credited to the profit and loss account as the related expenditure is incurred.

Employee share option schemes

In accordance with Urgent Issues Task Force Abstract 17 "Employee share schemes", the cost of awards to employees that take the form of shares or rights to shares is recognised as a charge to the profit and loss account. The difference between the market value at the date of grant and any exercise price, is charged to the profit and loss account over the period the shares are vested, with a corresponding credit to reserves.

Derivative financial instruments

The Group uses derivative financial instruments to reduce exposure to foreign exchange risk. The Group does not hold or issue derivative financial instruments for speculative purposes.

For a forward foreign exchange contract to be treated as a hedge the instrument must be related to actual foreign currency assets or liabilities or to a probable commitment. It must involve the same currency or similar currencies as the hedged item and must also reduce the risk of foreign currency exchange movements on the Group's operations. Gains and losses arising on these contracts are deferred and recognised in the profit and loss account, or as adjustments to the carrying amount of fixed assets, only when the hedged transaction has itself been reflected in the Group's financial statements.

If an instrument ceases to be accounted for as a hedge, for example because the underlying hedged position is eliminated, the instrument is marked to market and any resulting profit or loss recognised at that time.

2 Segment information

There is only one class of business, which is the discovery, development and commercialisation of products in areas of specialist medicine with particular focus on vascular disease and cancer.

The analysis of turnover, operating loss, loss before taxation and the net assets of the Group by geographical segment is as follows:

Turnover in both years relates wholly to sales made in and originating in the UK

	Year ended 31 December 2004			
	UK £	Finland £	US £	Total £
Operating (loss)/profit	**(12,644,407)**	**(3,593,098)**	**252,099**	**(15,985,406)**
(Loss)/profit before taxation	**(10,684,516)**	**(3,598,134)**	**252,099**	**(14,030,551)**
Net assets	**47,062,151**	**103,922**	**478**	**47,166,551**

	Year ended 31 December 2003			
	UK £	Finland £	US £	Total £
Operating loss	(7,222,401)	(1,731,455)	(255,376)	(9,209,232)
Loss before taxation	(6,767,868)	(1,728,348)	(255,376)	(8,751,592)
Net assets / (liabilities)	9,297,360	57,820	(99,522)	9,255,658

3 Administrative expenses

The share-based compensation charge of £95,502 for the year ended 31 December 2004 arose from a final assessment of the number of shares issued and share options granted on listing as well as those granted on successful registration of the Scavidin patent.

The share-based compensation credit in 2003 of £593,691 arose from a revision of the assumptions within the calculation of the share-based compensation provision to include both shares in issue and shares to be issued. The credit was in respect of an estimate at 31 December 2003 of shares or share options which had been granted or would be granted or issued at less than fair value on listing on a recognised stock exchange.

4 Interest

	2004 £	2003 £
Interest receivable and other income		
Bank interest receivable	**1,959,891**	457,640
Interest payable and similar charges		
Other loan interest payable	**(5,036)**	–
Net interest receivable	**1,954,855**	457,640

5 Loss on ordinary activities before taxation

Loss on ordinary activities before taxation is after charging/(crediting):

	2004 £	2003 £
Staff costs (note 6)	**4,486,459**	2,770,810
Depreciation:		
Owned assets	**270,553**	144,612
Held under finance leases	**–**	11,338
Amortisation of goodwill	**1,253,844**	1,253,844
Auditors' remuneration		
Audit services	**38,000**	18,000
Audit-related services	**12,367**	5,120
Tax compliance	**8,000**	8,000
Tax advisory	**54,553**	107,558
Other	**15,186**	5,500
Operating lease rentals		
Plant and machinery	**40,677**	11,708
Property	**278,030**	233,844
Motor vehicles	**32,803**	–
Government grants	**(96,064)**	(115,907)

The Company audit fee included in the analysis above was £17,000 (2003: £nil). In addition to the above £312,444 was debited to the share premium account, in respect of fees paid to the Auditors in connection with the flotation of the Company.

6 Directors and employees

Directors' remuneration

	2004 £	2003 £
Their aggregate remuneration comprised:		
Fees	**155,428**	60,500
Salaries and benefits	**431,369**	346,268
Bonus	**299,000**	121,900
Pension contributions	**40,383**	32,200
	926,180	560,868

The remuneration of the Executive Directors is decided by the Remuneration Committee. Full details of the Directors' remuneration and details of Directors' options are contained in the Directors' remuneration report on pages 17 to 22.

Employees

Average monthly number of people (including Executive Directors) employed:

	2004 Number	2003 Number
Finance and administration	**15**	8
Development	**10**	8
Manufacturing	**34**	19
Research	**21**	16
Sales and marketing	**6**	–
	86	51

	2004 £	2003 £
Their aggregate remuneration comprised:		
Wages and salaries	**3,807,258**	2,288,245
Social security costs	**370,568**	266,275
Other pension costs (note 24)	**308,633**	216,290
	4,486,459	2,770,810

In addition to the wages and salaries analysis above are the effects of the share-based compensation charge during the year of £95,502 (2003: credit of £593,691).

7 Taxation

Analysis of tax credit in the year

The tax credit comprises:

Current tax	2004 £	2003 £
UK corporation tax – research and development tax credit	**(1,142,316)**	(650,000)
UK corporation tax – adjustments in respect of prior year research and development credit	**(69,120)**	–
Overseas taxation		
Finnish tax credit	**–**	(949)
Tax on loss on ordinary activities	**(1,211,436)**	(650,949)

7 Taxation continued

Factors affecting the tax charge for the year

The tax assessed for the year differs from the standard rate of corporation tax in the UK 30% (2003: 30%).

The differences are explained below:

	2004 £	2003 £
Loss on ordinary activities before tax	**(14,030,551)**	(8,751,592)
Tax on Group loss on ordinary activities at standard rate	**(4,209,165)**	(2,625,478)
Effects of:		
Other permanent differences : expenses not deductible for tax purposes	**6,479**	5,390
Share based compensation	**28,651**	(178,107)
Capital allowances in deficit of depreciation	**9,551**	5,553
UK tax losses carried forward	**2,360,536**	1,767,219
Movements in short term timing differences	**–**	14,621
Goodwill amortisation for which no tax relief is available	**376,153**	376,153
Differences in rate for research and development relief	**285,479**	(16,246)
Differences in respect of prior years	**(69,120)**	–
Other	**–**	(54)
	(1,211,436)	(650,949)

Factors that may effect future tax charges

The Group has UK tax losses and capital allowances in excess of depreciation available to carry forward and offset against future taxable profits.

Deferred tax

No deferred tax asset has been recognised in respect of timing differences relating primarily to tax losses as there is insufficient evidence that the asset would be recoverable. The amount of asset not recognised is £7,471,584 (2003: £5,044,989). The asset is expected to be recoverable when the Group generates sufficient profits.

8 Loss per share

The weighted average number of shares is adjusted to reflect the restructuring of share capital on listing of the Company and is presented as if the share restructuring had happened at the beginning of the period under review.

The calculation of basic loss per ordinary share is based on the loss for the year ended 31 December 2004 of £12,819,115 (2003: £8,100,643) divided by the weighted average number of ordinary shares in issue of 118,524,359 (2003: 81,106,688).

FRS 14 requires presentation of diluted earnings per share when a company could be called upon to issue shares that would decrease net profit or increase net loss per share. For a loss-making company with outstanding share options, net loss per share would only be increased by the exercise of out-of-money options. Since it seems inappropriate to assume that option holders would exercise out-of-money options, no adjustment has been made to diluted loss per share for out-of-money share options.

9 Intangible fixed assets

Group	Goodwill £
Cost	
At 1 January 2004	5,015,380
Additions	–
At 31 December 2004	**5,015,380**
Amortisation	
At 1 January 2004	3,709,289
Charge for the year	1,253,844
At 31 December 2004	**4,963,133**
Net book value	
At 31 December 2004	**52,247**
At 31 December 2003	1,306,091

The goodwill arose on the acquisition of Ark Therapeutics Oy and is being written off on a straight line basis over four years. This period is the period over which the Directors estimate that the values of the underlying business acquired is expected to exceed the value of its underlying assets.

The Company had no intangible fixed assets (2003: £nil).

10 Tangible fixed assets

Group

	Leasehold improvements £	Laboratory equipment £	Office equipment £	Total £
Cost				
At 1 January 2004	357,792	620,222	222,319	1,200,333
Additions	76,133	224,039	194,524	494,696
Disposals	–	(27,422)	(16,127)	(43,549)
Exchange difference	1,013	1,482	295	2,790
At 31 December 2004	**434,938**	**818,321**	**401,011**	**1,654,270**
Depreciation				
At 1 January 2004	40,481	221,901	103,113	365,495
Charge for the year	81,067	120,717	68,769	270,553
Disposals	–	(27,422)	(15,878)	(43,300)
Exchange difference	115	355	82	552
At 31 December 2004	**121,663**	**315,551**	**156,086**	**593,300**
Net book value				
At 31 December 2004	**313,275**	**502,770**	**244,925**	**1,060,970**
At 31 December 2003	317,311	398,321	119,206	834,838

There were no assets held under finance leases or hire purchase contracts at 1 January or 31 December 2004 within tangible fixed assets. The Company had no fixed assets during the year.

11 Investments held as fixed assets

	Group		Company	
	2004	2003	2004	2003
	£	£	£	£
Shares in Group undertakings at cost and net book value	–	–	**8,229**	8,229

Principal Group investments

The parent Company and the Group have investments in the following subsidiary undertakings which principally affected the profits or net assets of the Group.

At 31 December 2004

	Country of incorporation	Holding	%	Principal activity
Ark Therapeutics Limited*	England	ordinary	100	Research and development of products in areas of specialist medicine
Patient Plus Limited*	England	ordinary	100	Research and development of products in areas of specialist medicine
Ark Therapeutics Oy	Finland	ordinary	100	Research and development of products in areas of specialist medicine
KerraTec Inc.*	USA	ordinary	100	Commercialisation of Kerraboot®

*Held directly by Ark Therapeutics Group plc.

12 Stocks

	Group		Company	
	2004	2003	2004	2003
	£	£	£	£
Finished goods	**331,010**	9,200	–	–

There is no material difference between the balance sheet value of stocks and their replacement cost.

13 Debtors

	Group		Company	
	2004	2003	2004	2003
	£	£	£	£
Amounts falling due within one year:				
Trade debtors	**177,373**	–	–	–
Other debtors	**234,945**	165,077	–	50,000
Amounts owed by Group undertakings	–	–	**5,422,998**	–
Prepayments and accrued income	**302,818**	202,459	**18,321**	–
Research and development tax credits receivable	**1,861,436**	650,000	–	–
	2,576,572	1,017,536	**5,441,319**	50,000

14 Creditors: amounts falling due within one year

	Group		Company	
	2004	2003	**2004**	2003
	£	£	**£**	£
Other loans	**47,612**	47,478	**–**	–
Trade creditors	**220,045**	171,096	**–**	–
Amounts owed to Group undertakings	**–**	–	**478**	24,478
Other taxes and social security payable	**138,041**	56,962	**–**	–
Other creditors	**9,562**	12,224	**–**	–
Accruals and deferred income	**3,202,213**	2,295,004	**96,846**	–
	3,617,473	2,582,764	**97,324**	24,478

15 Creditors: amounts falling due after more than one year

	Group	
	2004	2003
	£	£
Other loans	**493,060**	486,808
Borrowings are repayable as follows:		
In more than one year but not more than two years	**47,612**	87,996
In more than two years but not more than five years	**221,963**	297,705
In more than five years	**223,485**	101,107
	493,060	486,808
In one year or less, or on demand	**47,612**	47,478
	540,672	534,286

The Company had no creditors falling due after more than one year (2003: £nil).

In January 1998, the Company's wholly owned subsidiary, Ark Therapeutics Oy ("ATO"), entered into an eight year term loan with the Finnish Government agency TEKES. The loan is repayable in instalments due from January 2002 (or later if such payments would leave ATO with insufficient distributable funds) and has an interest rate of 1% below Finnish Bank base rate, with a minimum rate of 3%. In total, €74,447 was borrowed (out of an available facility of €134,550).

In February 2000, ATO entered into a second eight year term loan with TEKES. The loan is repayable in instalments due from February 2004 (or later if such payments would leave ATO with insufficient distributable funds) and has an interest rate of 1% below Finnish Bank base rate, with a minimum of 3%. In total, €181,643 was borrowed (out of an available facility of €181,643).

In March 2002, ATO entered into a seven year term loan with the Finnish Government agency FINNVERA. The loan is repayable in instalments due from September 2003. The loan has an interest rate of Euribor plus 2.27%. In total, €370,013 was borrowed (out of an available facility of €370,013) and €100,914 has been repaid. Ark Therapeutics Limited has given a guarantee to FINNVERA as a security for the loan. In addition, ATO has pledged floating charges amounting to €370,000 to FINNVERA.

In December 2002, ATO entered into an eight year term loan with TEKES. The loan is repayable in instalments beginning in 2007 and has an interest rate of 3% below Finnish Bank base rate, with a minimum rate of 1%. In total, €238,780 was borrowed (out of an available facility of €238,780).

16 Derivatives and other financial instruments

The numerical disclosures in this note deal with financial assets and financial liabilities as defined in Financial Reporting Standard 13 "Derivatives and other financial instruments: Disclosures" (FRS 13). For this purpose non-equity shares issued by the Company are dealt with in the disclosures in the same way as the Group's financial liabilities but separately disclosed. Certain financial assets such as investments in subsidiary and associated companies are excluded from the scope of these disclosures.

As permitted by FRS 13, short term debtors and creditors have been excluded from the disclosures, other than the currency disclosures.

Further disclosure of the Group's policies are disclosed in the financial review.

Interest rate profile

The Group has no financial assets other than sterling cash deposits of £46,914,953 (2003: £8,917,766), US dollar cash deposits of £134,746 (2003: £87,162) and Euro cash deposits of £206,586 (2003: £152,637) which are part of the financing arrangements of the Group. All cash deposits are available at a maximum of 24 hours' notice. The benchmark rate for determining interest receivable on floating rate assets is linked to the base rate of the relevant country.

The interest rate profile of the Group's financial liabilities at 31 December 2004 was as follows:

Currency

	Total £	Floating rate £	Interest free £
Euro	**540,672**	**540,672**	–
Total	**540,672**	**540,672**	–

The profile at 31 December 2003 for comparison purposes was as follows:

	Total £	Floating rate £	Interest free £
Sterling – non equity shares	50,000	–	50,000
Euro	534,286	534,286	–
Total	584,286	534,286	50,000

There were no fixed rate borrowings as at 31 December 2004 and 31 December 2003. There were no interest-free financial liabilities as at 31 December 2004 (2003: £50,000).

The interest rate on floating rate financial liabilities is linked to Euribor in the case of Euro liabilities. Further details of interest rates on long term borrowings are given in note 15. The Group had undrawn committed borrowing facilities at 31 December 2004, in respect of which all conditions precedent had been met, of £113,954 expiring in more than two years (2003: £94,771 expiring in more than two years).

Currency exposures

The table below shows the Group's currency exposures; in other words, those transactional (or non-structural) exposures that give rise to the net currency gains and losses recognised in the profit and loss account. Such exposures comprise the monetary assets and liabilities of the Group that are not denominated in the operating (or "functional") currency of the operating unit involved. As at 31 December 2004 these exposures were as follows:

16 Derivatives and other financial instruments continued

Functional currency of Group operation

	Net foreign currency monetary liabilities			
	Sterling £	US Dollar £	Euro £	Total £
Sterling	**–**	**289,956**	**260,507**	**550,463**
Euro	**6,245**	**276**	**–**	**6,521**
Total	**6,245**	**290,232**	**260,507**	**556,984**

The exposures as at 31 December 2003 for comparison purposes were as follows:

Functional currency of Group operation

	Net foreign currency monetary liabilities			
	Sterling £	US Dollar £	Euro £	Total £
Sterling	–	159,551	20,379	179,930
US Dollar	100,000	–	–	100,000
Total	100,000	159,551	20,379	279,930

Maturity of financial liabilities

The maturity profile of the Group's financial liabilities at 31 December 2004 was as follows:

	Total 2004 £	Total 2003 £
In one year or less	**47,612**	97,478
In more than one year but not more than two years	**47,612**	87,996
In more than two years but not more than five years	**221,963**	297,705
In more than five years	**223,485**	101,107
	540,672	584,286

The Group had undrawn committed borrowing facilities as at 31 December 2004 as disclosed in note 15.

Fair values

Based on a net present value calculation the Directors consider there to be no material difference between the book value of financial instruments and their fair value at the balance sheet dates.

17 Called up share capital

	2004 £	2003 £
Authorised		
200,000,000 ordinary shares of 1p each (2003: 4,975,210,397 ordinary shares of 0.02p)	**2,000,000**	995,042
Nil A ordinary shares of 0.02p each (2003: 15,032,846)	–	3,007
Nil B ordinary shares of 0.02p each (2003: 9,756,757)	–	1,951
Nil preference shares of £1 each (2003: 50,000)	–	50,000
	2,000,000	1,050,000
Called up, allotted and fully paid		
126,333,744 ordinary shares of 1p each (2003: 13,968,498 ordinary shares of 0.02p)	**1,263,337**	2,793
Nil A ordinary shares of 0.02p each (2003: 15,032,846)	–	3,007
Nil B ordinary shares of 0.02p each (2003: 9,756,757)	–	1,951
Nil preference shares of £1 each (2003: 50,000)	–	50,000
	1,263,337	57,751

During the year the following changes in share capital took place:

On 16 January 2004, 1,250,000 authorised but unissued ordinary shares were reclassified as 'C' ordinary shares of 0.02 pence each and 250,000 authorised but unissued ordinary shares were reclassified as 'D' ordinary shares of 0.02 pence each. On 26 February 2004 these shares were issued at par value.

On 12 February 2004, 175,000 ordinary shares of 0.02 pence were issued at £1.21 per share.

In respect of the IPO

On 8 March 2004, each 'A' ordinary share of 0.02 pence was converted into an ordinary share of 0.02 pence and each 'B' ordinary share of 0.02 pence was converted into 1.184 ordinary shares of 0.02 pence. Ordinary shareholders were granted a bonus issue of 99 ordinary shares of 0.02 pence for every one held followed immediately by a share consolidation whereby such ordinary shares of 0.02 pence each were converted into ordinary shares of 1 pence each, on the basis of one ordinary share of 1 pence for every 50 ordinary shares of 0.02 pence each. The 'C' ordinary shares were redeemed by the Company and the holders of such shares were issued 2,854,665 ordinary shares of 1 pence each. The 'D' ordinary shares were redeemed by the Company and the holders of such shares were issued 495,639 ordinary shares of 1 pence each.

The authorised share capital was increased to £2,000,000 by the creation of an additional 100,030,000 ordinary shares of 1 pence each and the cancellation of the authorised but unissued 'A' ordinary, 'B' ordinary and preference shares. Following the share capital reorganisation, the authorised share capital of the Company is £2,000,000 made up of 200,000,000 ordinary shares of 1 pence each.

The shareholders approved the issue of 41,413,996 ordinary shares at 133 pence per share in the public offering raising £50,431,131 net of expenses.

The 50,000 preference shares in existence at 31 December 2003 were redeemed at the time of the IPO.

17 Called up share capital continued

Share options

Subsequent to listing, the following issues were made through the conversion of employee share options:

Month	Number	Exercise price per share pence	Total £
April	25,000	30	7,500
May	25,000	30	7,500
May	25,000	50	12,500
May	10,000	69	6,900
May	25,000	30	7,500
October	2,750	50	1,375

Options have been granted to subscribe for ordinary shares to the Company as follows:

Grant Date	Exercise price per share pence	Exercise period	Number
September 1998	0.01	(1)	500,000
November 1998	30.00	(2)	75,000
November 1999	30.00	(3)	200,000
December 1999	50.00	(4)	400,000
December 1999	30.00	(5)	300,000
April 2000	30.00	(6)	350,000
April 2000	0.01	(7)	260,000
April 2000	50.00	(7)	1,158,808
April 2000	50.00	(8)	802,000
May 2001	69.00	(9)	1,892,000
July 2001	69.00	(10)	45,000
November 2001	74.00	(11)	50,000
March 2002	74.00	(12)	937,280
April 2002	74.00	(13)	367,720
August 2002	74.00	(14)	50,000
September 2003	50.00	(15)	1,375,000
January 2004	60.50	(16)	2,196,400
February 2004	60.50	(17)	590,000
May 2004	133.00	(18)	150,000
May 2004	90.00	(19)	100,000
August 2004	69.00	(20)	70,000
September 2004	60.00	(21)	333,329
			12,202,537
Share options cancelled:			
June 2004	60.50		(8,000)
December 2004	69.00		(2,000)
December 2004	74.00		(4,000)
December 2004	50.00		(6,000)
December 2004	60.50		(10,000)
Share options exercised:			
April 2004	30.00		(25,000)
May 2004	30.00		(50,000)
May 2004	50.00		(25,000)
May 2004	69.00		(10,000)
October 2004	50.00		(2,750)
			12,059,787

17 Called up share capital continued

(1) Exercisable through to 31 August 2008.
(2) Exercisable from 23 November 2001 to 22 November 2008.
(3) Exercisable from 1 November 2002 to 31 October 2009.
(4) Exercisable from 27 April 2000 to 5 December 2009.
(5) Exercisable through to 5 December 2009.
(6) Exercisable in four instalments from 19 April 2001 to 18 April 2010.
(7) Exercisable through to 24 April 2010.
(8) Exercisable in four instalments from 25 April 2001 to 24 April 2010.
(9) Exercisable in four instalments from 24 May 2002 to 23 May 2011.
(10) Exercisable in four instalments from 4 July 2003 to 3 July 2011.
(11) Exercisable in four instalments from 20 November 2002 to 19 November 2011.
(12) Exercisable in four instalments from 21 March 2003 to 20 November 2012.
(13) Exercisable in four instalments from 4 April 2003 to 3 April 2012.
(14) Exercisable in four instalments from 31 August 2003 to 30 August 2012.
(15) Exercisable in four instalments from 24 September 2004 to 23 September 2013.
(16) Exercisable in four instalments from 28 January 2005 to 27 January 2014.
(17) Exercisable in four instalments from 2 February 2005 to 1 February 2014.
(18) Exercisable in three instalments from 26 May 2005 to 25 May 2014.
(19) Exercisable from 26 May 2007 to 25 May 2014.
(20) Exercisable from 23 August 2007 to 22 August 2014.
(21) Exercisable from 28 September 2004 to 31 December 2005.

18 Reserves

Group	Share Premium £	Merger reserve £	Profit and loss account £	Total £
At 1 January 2004	–	36,988,989	(27,791,082)	9,197,907
Issue of shares	54,919,775	–	–	54,919,775
Bonus issue	(839,589)	–	–	(839,589)
Share issue expenses	(4,649,483)	–	–	(4,649,483)
Loss for the financial year	–	–	(12,819,115)	(12,819,115)
Share-based compensation	–	–	95,502	95,502
Currency translation differences on foreign currency net investment	–	–	(1,783)	(1,783)
At 31 December 2004	**49,430,703**	**36,988,989**	**(40,516,478)**	**45,903,214**

Company	Share Premium £	Profit and loss account £	Total £
At 1 January 2004	–	2,288	2,288
Issue of shares	54,919,775	–	54,919,775
Bonus issue	(839,589)	–	(839,589)
Share issue expenses	(4,649,483)	–	(4,649,483)
Profit for the financial year	–	1,207,803	1,207,803
At 31 December 2004	**49,430,703**	**1,210,091**	**50,640,794**

The profit for the year dealt with in the financial statements of Ark Therapeutics Group plc was £1,207,803 (2003: £1,232). As permitted by section 230 of the Companies Act 1985, no separate profit and loss account is presented in respect of the parent company.

The Merger reserve arises as a result of the difference between the value of net assets of Ark Therapeutics Limited when acquired and the nominal value of shares issued in consideration for 100% of the issued share capital.

19 Reconciliation of movements in consolidated shareholders' funds

	2004 £	2003 £
As at 1 January 2004	**9,255,658**	17,962,733
Redemption of preference share capital	**(50,000)**	–
Issue of shares	**55,335,772**	–
Share issue expenses	**(4,649,483)**	–
Loss for the financial year	**(12,819,115)**	(8,100,643)
Currency translation losses on foreign currency net investments	**(1,783)**	(12,741)
Share-based compensation	**95,502**	(593,691)
Shareholders' funds as at 31 December 2004	**47,166,551**	9,255,658

20 Net cash outflow from operating activities

	2004 £	2003 £
Operating loss	**(15,985,406)**	(9,209,232)
Depreciation	**270,553**	155,950
Amortisation of goodwill	**1,253,844**	1,253,844
(Increase)/decrease in debtors	**(379,379)**	68,622
Increase in stocks	**(321,810)**	(9,200)
Increase in creditors	**978,756**	219,456
Share based compensation	**95,502**	(593,691)
Net cash outflow from operating activities	**(14,087,940)**	(8,114,251)

21 Analysis of cash flows for headings netted in the cash flow statement

	2004 £	2003 £
Returns on investments and servicing of finance		
Interest received	**1,936,634**	457,640
Taxation		
Research and development tax credit	–	1,033,813
Capital expenditure and financial investment		
Payments to acquire tangible fixed assets	**(440,732)**	(256,661)
Financing		
Issue of Ark Therapeutics Group plc ordinary shares	**50,686,289**	–
Capital element of finance lease rental payments	–	(5,867)
Repayment of loans	**(72,603)**	(33,638)
New loans	**78,855**	209,421
Net cash inflow from financing	**50,692,541**	169,916

22 Analysis of changes in net funds

	1 January 2004 £	Cash flow £	Exchange movements £	31 December 2004 £
Cash at bank and in hand	9,157,565	38,100,503	(1,783)	**47,256,285**
Debt – due within one year	(47,478)	(268)	134	**(47,612)**
Debt – due after more than one year	(486,808)	(7,626)	1,374	**(493,060)**
Net funds	8,623,279	38,092,609	(275)	**46,715,613**

23 Reconciliation of net cash flow to movement in net funds

	2004 £
Increase in cash in the year	38,100,503
New loan notes	(7,894)
Change in net funds arising from cash flows	38,092,609
Foreign exchange	(275)
	38,092,334
Net funds at 1 January 2004	8,623,279
Net funds at 31 December 2004	**46,715,613**

24 Pension arrangements

The Group makes contributions to employees' personal pension plans for which the pension cost charge for the year amounted to £308,633 (2003: £216,290).

25 Financial commitments

Operating lease commitments

At 31 December 2004 the Group was committed to making the following payments during the next year in respect of operating leases:

	Land and buildings		Other	
	2004 £	2003 £	2004 £	2003 £
Leases which expire:				
Within one year	**221,399**	19,594	–	1,297
Within two to five years	–	214,154	**69,237**	10,952
	221,399	233,748	**69,237**	12,249

26 Contingent liabilities

The Company has guaranteed other borrowings of subsidiary undertakings amounting to £190,445 (2003: £237,385)

27 Related party transactions

The following transactions took place during the year at arm's length:

Details of consultancy fees earned by Directors during the year and fees paid to third parties for Directors' consultancy services are included within the Remuneration report.

At 31 December 2004, £57,250 (2003: £48,484) in respect of consultancy fees was owed to Professor S Ylä-Herttuala.

Notice of Annual General Meeting

Notice is hereby given that the Annual General Meeting of Ark Therapeutics Group plc will be held at the offices of Ashurst, Broadwalk House, 5 Appold Street, London EC2A 2HA on Thursday 28 April 2005 at 11.30 am, for the following purposes:

Ordinary Business

1 To receive the accounts for the financial year ended 31 December 2004, together with the reports of the Directors and Auditors thereon. **(Resolution 1)**

2 To approve the Directors' remuneration report for the year ended 31 December 2004. **(Resolution 2)**

3 In accordance with article 106 of the Company's articles of association, to re-elect Martyn Williams who is submitting himself for reappointment as a Director. **(Resolution 3)**

4 In accordance with article 106 of the Company's articles of association, to re-elect Peter Keen who is submitting himself for reappointment as a Director. **(Resolution 4)**

5 To reappoint Sir Mark Richmond, aged 74, as a Director. **(Resolution 5)**

6 To reappoint Deloitte & Touche LLP as Auditors of the Company to hold office until the end of the next meeting at which the financial statements are presented and to authorise the Directors to set their remuneration. **(Resolution 6)**

Special Business

To consider and, if thought fit, to pass the following resolutions of which resolutions 7 and 8 will be proposed as ordinary resolutions and resolution 9 will be proposed as a special resolution:

7 That the Ark Therapeutics 2005 Long-Term Incentive Plan (the "Plan"), the principal terms of which are set out in the separate circular enclosed with this document, be and is hereby approved and that the Directors be and are hereby authorised (i) to carry the Plan into effect in such manner as they shall, in their discretion, determine, and (ii) to establish further plans based on the Plan but modified to take account of local tax, employment, exchange control or securities laws in overseas territories, provided that any shares made available under such further plans shall count against any relevant limit in the Plan. **(Resolution 7)**

8 That the Directors be and are hereby generally and unconditionally authorised for the purposes of section 80 of the Companies Act 1985 (the "Act"), to exercise all the powers of the Company to allot relevant securities (within the meaning of section 80(2) of the Act) up to an aggregate nominal amount of £379,228 (being 30% of issued share capital as at the date of this Notice), this authority to expire at the conclusion of the Annual General Meeting of the Company in 2006 or on 28 July 2006, whichever is the earlier (save that the Company may before such expiry make any offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of any such offer or agreement as if the authority conferred hereby had not expired). This authority is in substitution for any and all authorities previously conferred on the Directors for the purposes of section 80 of the Act. **(Resolution 8)**

9 That the Directors be and are hereby empowered pursuant to section 95(1) of the Act, subject to the passing of resolution 8 above, to allot equity securities (as defined in section 94 of the Act) for cash pursuant to the authority conferred by resolution 8 above as if section 89(1) of the Act did not apply to any such allotment provided that such power shall be limited to the allotment of equity securities: (a) in connection with a rights issue or other pre-emptive offer in favour of ordinary shareholders where the equity securities are proportionate (as nearly as practicable) to the respective number of ordinary shares held by such holders but subject to such exclusions or other arrangements as the Directors may deem necessary or desirable in relation to fractional entitlements or legal or practical problems arising in, or pursuant to, the laws of any territory or the requirements of any regulatory body or stock exchange in any territory; and (b) otherwise than pursuant to paragraph (a) of this resolution, up to an aggregate nominal amount of £63,205 (being 5% of issued share capital as at 14 March 2005), and this power shall expire at the conclusion of the Annual General Meeting of the Company to be held in 2006 or on 28 July 2006, whichever is the earlier (save that the Company may, at any time before the expiry of such power, make any offer or enter into any agreement which would or might require equity securities to be allotted after the expiry of such power and the Directors may allot equity securities in pursuance of any such offer or agreement as if such power conferred hereby had not expired). This authority is in substitution for any and all authorities previously conferred upon the Directors for the purposes of section 95 of the Act. **(Resolution 9)**

By order of the Board

Nick Plummer, Company Secretary
15 March 2005
Registered Office: 79 New Cavendish Street, London W1W 6XB

Notice of Annual General Meeting – Notes

Proxies

1 A member entitled to attend and vote may appoint a proxy or proxies who need not be a member of the Company to attend (and on a poll to vote) instead of him or her. Forms of proxy need to be deposited with the Company's Registrar, Capita Registrars (Proxies), PO Box 25, Beckenham, Kent BR3 4BR not later than 48 hours before the time of the meeting. Completion of a form of proxy will not preclude a member attending and voting in person at the meeting. **Completed proxy forms should not be sent to the Company's registered office.**

Documents on display

2 The register of Directors' interests in the share capital and debentures of the Company, together with copies of service agreements under which Directors of the Company are employed, and copies of the terms and conditions of appointment of Non-Executive Directors are available for inspection at the Company's registered office during normal business hours from the date of this notice until the date of the annual general meeting and will be available for inspection at the place of the Annual General Meeting for at least 15 minutes prior to and during the meeting. **Please note that the Company's registered office has moved to 79 New Cavendish Street, London W1W 6XB.**

Right to attend and vote

3 Pursuant to regulation 41 of the Uncertificated Securities Regulations 2001, the Company specifies that in order to have the right to attend and vote at the meeting (and also for the purpose of calculating how many votes a person entitled to attend and vote may cast), a person must be entered on the register of the Company by no later than 11.30 am on 26 April 2005, being 48 hours before the time fixed for the meeting. Changes to entries on the register after this time shall be disregarded in determining the rights of any person to attend or vote at the meeting.

Explanatory notes

4 **Resolution 2.** In accordance with the Companies Act 1985, Directors of listed companies are required to prepare a detailed remuneration report which must be approved by the shareholders at the Annual General Meeting. The Directors' remuneration report contains, inter alia, details of the members of the Remuneration Committee, the Company's policy on Directors' remuneration for 2004 and subsequent financial years, a performance graph showing the Company's performance, measured by total shareholder return, compared with the performance of the comparator group of companies in the industry as described in the remuneration report, details of the Directors' service contracts and specific disclosures relating to each Director's remuneration. It is proposed that the Directors' remuneration report for the year ended 31 December 2004, as set out on pages 17 to 22 of the Annual Report, be approved.

5 **Resolutions 3 and 4.** One-third of the Board is required to retire by rotation each year. Martyn Williams and Peter Keen are the two Directors who resign this year and who are consequently proposed for re-election.

Martyn Williams, aged 53, has been Chief Financial Officer of the Company since 1998. Prior to that he was the Chief Financial Officer of Walsh International Inc. In April 1996, he was a key member of the team responsible for the completion of the initial public offering of that company on NASDAQ. He has over 20 years' experience in senior financial positions in international business.

Peter Keen, aged 47 is Chief Financial Officer of Arakis Limited, a Cambridge based biopharmaceutical company. Until February 2003 he was UK Managing Director and one of the founders of Merlin Ventures Limited, the company which co-founded Ark in 1997. He has over 20 years' experience of financial management in biotechnology companies and is a Non-Executive Director of the Finsbury Life Sciences Investment Trust PLC.

6 **Resolution 5.** PIRC (Pensions Investments Research Consultants) recommend that Directors over the age of 70 should be subject to re-election each year. Sir Mark Richmond, aged 74, is therefore standing for re-election this year. Sir Mark is a Non-Executive Director, senior Independent Director, Chairman of the Nomination Committee and the Remuneration Committee and a member of the Audit Committee. Sir Mark was appointed as a Non-Executive Director of Ark in 1997. He was formerly Group Head of Research at Glaxo SmithKline plc. He also holds non-executive board positions at OSI Pharmaceuticals Inc., Targeted Genetics, Inc., Genentech Inc., Cytos AG, Paratek Pharmaceuticals Inc. and Sosei Limited.

7 **Resolution 7.** Please refer to the LTIP circular enclosed with the Annual Report for more details.

8 **Resolution 8.** Your Directors may only allot shares or grant rights over shares if authorised to do so by shareholders. The authority granted on 5 July 2004 is due to expire at the Company's Annual General Meeting in 2005, or on 5 October 2005, whichever is earlier and therefore requires renewal. Accordingly, resolution 8 will be proposed as an ordinary resolution to grant a new authority to allot unissued share capital up to an aggregate nominal value of £379,228 representing approximately 30% of the total issued ordinary share capital as at 14 March 2005. If given, this authority will expire at the Annual General Meeting in 2006 or on 28 July 2006, whichever is the earlier. Other than in respect of the Company's obligations under its share option schemes, the Directors have no present intention of issuing any of the authorised but unissued share capital of the Company.

9 **Resolution 9.** Your Directors also require additional authority from shareholders to allot shares or grant rights over shares where they propose to do so for cash and otherwise than to existing shareholders pro rata to their holdings. The authority granted on 5 July 2004 is due to expire on 5 October 2005 or at the conclusion of the Annual General Meeting in 2005 and therefore requires renewal. Accordingly, resolution 9 will be proposed as a special resolution to grant such authority. The authority will be limited to the issue of shares for cash up to an aggregate nominal value of £63,205 (being 5% of the issued ordinary share capital on 14 March 2005). If given, this authority will expire on 28 July 2006 or at the conclusion of the Annual General Meeting in 2006, whichever is the earlier.

Shareholder information

Registered Office

79 New Cavendish Street
London
W1W 6XB

Directors
D M J Turner
Dr N R Parker
M D Williams
P S Keen
Dr W Plischke
D Prince
Sir Mark Richmond
Professor S Ylä-Herttuala

Company Secretary
Nick Plummer

Company Registration Number
4313987

Advisers

Auditors
Deloitte & Touche LLP
City House
126-130 Hills Road
Cambridge
CB2 1RY

Principal Bankers
Barclays Bank plc
Mortlock House
Vision Park
Histon
Cambridge
CB4 9DE

Joint Corporate Brokers
Nomura International plc
Nomura House
1 St Martin's-le-Grand
London
EC1A 4NP

Credit Suisse First Boston
One Cabot Square
Canary Wharf
London
E14 4QF

Legal Advisers
Ashurst
Broadwalk House
5 Appold Street
London
EC2A 2HA

Patent Attorneys
Gill Jennings & Every
Broadgate House
7 Eldon Street
London
EC2M 7LH

Public Relations Advisers
Financial Dynamics Ltd
Holborn Gate
26 Southampton Buildings
London
WC2A 1PB

Registrars
Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent
BR3 4TU

This summary should be read in conjunction with resolution 7 of the Notice of Annual General Meeting at page 46 of the Annual Report.

The principal features of the Ark Therapeutics Group 2005 Long Term Incentive Plan ("the LTIP") are outlined below.

Operation

The Remuneration Committee will be responsible for the administration of the LTIP and the recommendation of awards, which will be granted by the Board (or a duly authorised committee of the Board).

The LTIP is discretionary and will only operate in those years that the Committee determines. Currently, it is expected that awards will be granted annually with the first LTIP awards to be made in respect of the 2006 financial year.

Eligibility

Any employee of the Group, as well as any executive director who is required to devote substantially all of his time to the business of the Group, who is more than 6 months from retirement will be eligible to participate in the LTIP at the discretion of the Committee. However, it is currently intended to offer participation only to senior employees.

Form of awards

Awards will take the form of options with a nil, or nominal, exercise price.

Awards may be granted over newly issued shares, treasury shares and shares purchased in the market in conjunction with an employee benefit trust established by the Company.

No payment will be required for the grant of an award. Awards will not be taken into account in determining the employer's contributions to an employee's personal pension plan. Awards are not transferable (other than on death) without the consent of the Committee.

Grant of awards

Awards may normally only be granted in the six weeks following the announcement by the Company of its results for any period, or following a change in the legislation relating to share plans or where there are circumstances considered by the Committee to be exceptional. Awards may also be granted outside these periods in connection with the commencement of an eligible employee's employment if this is appropriate. However, at all times, the grant of awards will be subject to the terms of the Model Code for transactions in securities by directors.

No awards may be granted later than ten years after the approval of the LTIP by shareholders.

Individual limits

It is the intention that no employee may be granted an award under the LTIP in any financial year over shares worth more than 100 per cent of his annual salary, with an aggregate limit of 200 per cent of annual salary under the LTIP and any other discretionary share plan operated by the Company during the financial year, unless the Committee determines that exceptional circumstances exist which justify exceeding these limits. In applying these limits no account will be taken of any shares which have been awarded to ensure that a participant is not financially disadvantaged if he agrees to satisfy the Group's social security liability in relation to his award.

Limits on the issue of shares

The LTIP is subject to the following overall limits on the number of new ordinary shares which may be subscribed. In any ten year period not more than ten per cent of the issued ordinary share capital of the Company from time to time may be issued or issuable pursuant to rights acquired under the LTIP and any other employees' share plans operated by the Company.

For the purposes of these limits, awards or other rights to acquire shares which lapse or have been released or were granted prior to the Company's listing do not count. However, shares subscribed by the trustees of an employee benefit trust to satisfy rights granted under any employees' share plans adopted by the Company and shares transferred from treasury (for as long as it is market practice to do so) will count towards these limits.

Vesting of awards

Subject to the performance conditions having been satisfied, awards will normally vest and become capable of exercise on the third anniversary of grant of the award. Thereafter, subject to the participant discharging any relevant tax liability, the option may be exercised at any time in part or in full before the tenth anniversary of the date of grant of the award.

Performance conditions

The vesting of awards shall be subject to the achievement of performance conditions selected by the Remuneration Committee. For the initial awards under the LTIP, it is intended that awards be subject to conditions that relate to the Company's total shareholder return (TSR) relative to companies within the comparator group of 18 companies in the UK biotech and pharmaceutical sectors listed below over the three year period from the date of grant.

Acambis
Alizyme
Antisoma
Axis-Shield
Cambridge Antibody Technology
Goldshield Group
GW Pharmaceuticals
NeuTec Pharmaceuticals
Oxford BioMedica
Phytopharm
Proteome
Protherics
Shire Pharmaceuticals
Sinclair
SkyePharma
Vernalis
Xenova
XTL

Awards will vest in accordance with the following schedule

Ranking	Vesting
Ranked at upper quartile or above	100% vesting
Ranked at between median and upper quartile	50% - 100% vesting on a straight line basis
Ranked at between median and lower quartile	15% vesting
Ranked below lower quartile	0% vesting

In addition to the achievement of the TSR target above, the Remuneration Committee must satisfy itself that the overall financial performance of the Company has been strengthened from a cash management and investment perspective. Based on the assessment of the underlying financial performance of the Company, the Committee shall have the discretion to adjust the amount of the award that vests by plus or minus up to 20%, save that the total award cannot exceed 100% of the original award.

There will be no provision for the retesting of performance.

The Committee will regularly review the performance conditions for future awards to ensure they are appropriate for the Company and the prevailing recruitment market. The conditions may be varied in certain circumstances following the grant of an award so as to achieve their original purpose but not so as to make their achievement any more or less difficult to satisfy.

Special situations
If a participant leaves employment with a Group company because of death, an appropriate proportion of the shares subject to the award will vest and become capable of exercise within a period of twelve months following death. The Committee will have discretion to waive the performance conditions in full or in part.

If a participant leaves employment by reason of injury, disability, redundancy, the sale to a third party of the business for which he works or retirement, an appropriate proportion of the shares subject to the award may vest and become capable of exercise, taking into account the time elapsed since the award was granted and the performance of the Company since the start of the performance period, within six months of cessation. The Committee will have discretion to waive the performance conditions in full or in part.

If a participant ceases to be an employee of a Group company for any other reason, his award will normally lapse unless and to the extent the Committee decides otherwise.

In the event of a takeover, reconstruction or winding up of the Company, a appropriate proportion of an award may vest and become capable of exercise depending on the time which has elapsed between the grant of that award and the change of control and to the extent to which the applicable performance conditions have been satisfied. Awards may vest and become capable of exercise within six months of the change of control (or such earlier date as may be specified).

Alternatively, awards may be exchanged for new equivalent awards where appropriate. In this case the performance conditions are disregarded unless the Committee determines otherwise.

Rights attaching to shares
Shares allotted or transferred under the LTIP will rank equally with all other ordinary shares of the Company for the time being in issue (except for rights attaching to such shares by reference to a record date prior to the exercise of the award).

The Company will apply for the listing of any new shares allotted under the LTIP.

The Committee may also satisfy awards in cash or other assets provided the participant receives the same economic value as would have been provided by an award over shares.

Variation of Capital
In the event of any variation of share capital, demerger or other corporate event the Committee may make such adjustments as they consider appropriate to the performance conditions and/or the number of shares subject to awards.

Alterations to the LTIP
The LTIP may at any time be altered by the Committee in any respect. However, any alterations to the rules governing eligibility, limits on participation and the number of new shares available under the LTIP, terms of vesting and adjustment of awards which are to the advantage of participants must be approved in advance by shareholders in general meeting unless the alteration or addition is minor in nature and made to benefit the administration of the LTIP, to comply with the provisions of any existing or proposed legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or Group companies.

Overseas Employees
The Committee may grant awards to overseas employees on different terms so as to take account of relevant overseas tax, securities or exchange control laws provided that the awards are not overall economically more favourable than the terms of awards granted to other employees.

by MM Print Ltd.

Ark Therapeutics Group plc
79 New Cavendish Street
London W1W 6XB
Tel: +44 (0)20 7388 7722
Fax: +44 (0)20 7388 7805
www.arktherapeutics.com